Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

CAFEPRESS INC.,

SNAPFISH, LLC

and

SNAPFISH MERGER SUB, INC.

Dated as of September 28, 2018

		Page
	ARTICLE I

	Definitions; Interpretation and Construction

1.1.	Definitions	2
1.2.	Other Terms	16
1.3.	Interpretation and Construction	16

	ARTICLE II

	The Offer

2.1.	The Offer	18
2.2.	Company Actions	20

	ARTICLE III

	The Merger; Closing; Effective Time

3.1.	The Merger	22
3.2.	Closing	22
3.3.	Effective Time	22

	ARTICLE IV

	Certificate of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

4.1.	Certificate of Incorporation of the Surviving Corporation	22
4.2.	The Bylaws of the Surviving Corporation	23
4.3.	Directors and Officers of the Surviving Corporation	23

ARTICLE V

Effect of the Merger on Capital Stock; Exchange of Certificates

5.1.	Effect of the Merger on Capital Stock	23
5.2.	Exchange of Certificates and Delivery of Merger Consideration	24
5.3.	Treatment of Equity Awards	27
5.4.	Adjustments to Prevent Dilution	30

(Continued)

-ii-

(Continued)

-iii-

(Continued)

-iv-

EXHIBITS

EXHIBITS

Exhibit A	Offer Conditions

Exhibit B	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

Exhibit C	Form of Amended and Restated Bylaws of the Surviving Corporation

SCHEDULES

Company Disclosure Letter

Parent Disclosure Letter

1.1(a) Company Knowledge Individuals

1.1(b) Parent Knowledge Individuals

-v-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 28, 2018, is entered into by and among CafePress Inc., a Delaware corporation (the “Company”), Snapfish, LLC, a California limited liability company (“Parent”), and Snapfish Merger Sub, Inc., a Delaware corporation and Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance thereof and pursuant to this Agreement, Merger Sub has agreed to commence a cash tender offer to purchase all of the outstanding shares of the Common Stock, at a price per share of Common Stock of $1.48 (such amount or any different amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement (as it may be extended, amended, or supplemented from time to time as permitted under this Agreement, the “Offer”);

WHEREAS, following the consummation of the Offer, Merger Sub shall be merged with and into the Company with the Company surviving that merger as a wholly owned subsidiary of Parent (the “Merger”), in accordance with the DGCL and on the terms and subject to the conditions set forth in this Agreement, pursuant to which each issued and outstanding share of Common Stock as of the Effective Time, other than: (a) shares of Common Stock owned directly or indirectly by Parent, Merger Sub, or the Company; and (b) the Dissenting Shares, shall be converted into the right to receive an amount equal to the Merger Consideration;

WHEREAS, the Parties acknowledge and agree that the Merger shall be governed by Section 251(h) of the DGCL and shall, subject to the conditions of this Agreement, be effected as soon as practicable following the consummation of the Offer;

WHEREAS, the Board has unanimously (a) determined that this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement and approved the execution, delivery, and performance of this Agreement; (c) approved and declared advisable the Offer, the Merger, and the other transactions contemplated by this Agreement; and (d) resolved to recommend acceptance of the Offer;

WHEREAS, the respective boards of directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, unanimously approved this Agreement and the Offer, the Merger, and the other transactions contemplated this Agreement, and declared it advisable for Parent and Merger Sub, respectively to enter into this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company have entered into a Support Agreement with Parent (the “Support Agreement”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer, the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

Definitions; Interpretation and Construction

1.1.    Definitions.

For the purposes of this Agreement, except as otherwise specifically provided herein, the following terms have meanings set forth in this Section 1.1:

“Acquisition Proposal” means any (a) proposal, offer, inquiry or indication of interest (other than one made or submitted to the Company by Parent or its Affiliates, including Merger Sub) relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or (b) acquisition by any Person or “group” (as defined in Section 13 of the Exchange Act), other than Parent or Merger Sub, in either case of (a) or (b), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act), other than Parent or Merger Sub, becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 25% or more of the total voting power of the then-outstanding equity securities of the Company, or 25% or more of the consolidated net revenues, net income or total assets of the Company, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than a Permitted Confidentiality Agreement) relating to any Acquisition Proposal.

“Applicable Date” means December 31, 2017.

“Audit Committee” means the audit committee of the Board.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 6.4(a).

“Board” means the board of directors of the Company.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York are required or authorized by Law to close, or (b) for purposes of determining the Closing Date only, the Delaware Secretary of State is closed.

“Bylaws” has the meaning set forth in Section 4.2.

“Certificate” means each certificate formerly representing any of the Eligible Shares.

“Certificate of Merger” means the certificate of merger pursuant to DGCL §251(c) relating to the Merger to be filed at or prior to the Effective Time with the Delaware Secretary of State.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (F) of Section 8.2(d)(i).

“Charter” has the meaning set forth in Section 4.1.

“Chosen Courts” means the Court of Chancery of the State of Delaware.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means such date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means the common stock, par value $0.0001 per share, of the Company and any other class of securities into which such stock may hereafter be reclassified or changed.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” means the CafePress 401(k) Plan, effective January 1, 2005.

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by, the Company, including “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, material fringe or other similar benefits or remuneration of any kind.

“Company Cash” has the meaning set forth in Section 5.2(a)(i).

“Company Disclosure Letter” has the meaning set forth in Article VI.

“Company Employee” means any current or former employee (whether full- or part-time and, including any officer), director or independent contractor (who is a natural person) of the Company.

“Company Equity Awards” means, collectively, the Company Options, Company RSUs and Company PSUs.

“Company Intellectual Property Contract” has the meaning set forth in Section 6.19(i).

“Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned by or exclusively licensed to the Company, or are purported to be owned by or exclusively licensed to the Company.

“Company Material Contract” has the meaning set forth in Section 6.12(a)(xviii).

“Company Option” means any outstanding option to purchase Shares granted under the Incentive Plans.

“Company Products” means any and all products and services that currently are marketed, offered, sold, licensed, provided or distributed by the Company.

“Company PSU” means any outstanding performance-based restricted stock unit granted under the Incentive Plans.

“Company Recommendation” has the meaning set forth in Section 6.4(b).

“Company Reports” means the forms, statements, certifications, reports and documents filed with or furnished by the Company to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (other than the Schedule 14D-9 (the “Excluded Filings”), including financial statement notes, exhibits and schedules thereto and all other information incorporated by reference therein and any amendments and supplements thereto and those forms, statements, certifications, reports and documents filed with or furnished to the SEC by the Company subsequent to the date of this Agreement (other than the Excluded Filings), including financial statement notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company RSU” means any outstanding restricted stock unit granted under the Incentive Plans.

“Compensation Committee” means the compensation committee of the Board.

“Confidentiality Agreement” means, collectively, the Confidentiality Agreement, dated as of April 5, 2018, by and between Parent and the Company and the Reciprocal Confidentiality Agreement dated as of August 16, 2018 by and between Parent and the Company.

“Continuing Employees” means the employees of the Company at the Effective Time who continue to remain employed with the Company. For the sake of clarity, the Company’s non-executive directors as of immediately prior to the Closing shall not be deemed Continuing Employees.

“Contract” means any legally binding contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Converted Option Award” has the meaning set forth in Section 5.3(a)(ii).

“Converted PSU Award” has the meaning set forth in Section 5.3(c)(ii).

“Converted RSU Award” has the meaning set forth in Section 5.3(b)(ii).

“Convertible Company PSUs” has the meaning set forth in Section 5.3(c)(ii).

“D&O Insurance” has the meaning set forth in Section 8.11(b).

“DGCL” means the Delaware General Corporation Law.

“Delisting Period” has the meaning set forth in Section 8.8.

“Dissenting Share” means each share of Common Stock owned by a Dissenting Stockholder as to which the Dissenting Stockholder has duly demanded and perfected, and has not withdrawn or otherwise waived or lost, dissenter’s rights pursuant to DGCL §262.

“Dissenting Stockholder” means a holder of Dissenting Shares who has duly demanded and perfected, and has not withdrawn or otherwise waived or lost, dissenter’s rights pursuant to DGCL §262.

“DTC” means The Depositary Trust Company.

“Effective Time” means the date and time when the Certificate of Merger has been duly filed with and accepted by the Delaware Secretary of State, or such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger in accordance with the DGCL.

“Eligible Shares” has the meaning set forth in Section 5.1(a).

“Encumber” has the meaning set forth in the definition of “Encumbrance.”

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, prior assignment, or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (and any action of correlative meaning, to “Encumber”).

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Plans” has the meaning set forth in the definition of “Company Benefit Plan.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 5.2(a)(ii).

“Excluded Disclosure” has the meaning set forth in Article VI.

“Excluded Shares” means, collectively, (a) the Shares owned by Parent, Merger Sub or any other Affiliate of Parent, (b) any Shares owned by the Company (as treasury stock or otherwise).

“Expiration Time” has the meaning set forth in Section 2.1(d).

“Exploit” means, with respect to any Company Intellectual Property, to make, have made, use, offer to sell, sell, develop, commercialize, export, import, release, copy, reproduce and distribute, perform, display, exhibit, broadcast, register, modify, enhance, improve, or otherwise commercially exploit. The meaning of the term “Exploitation” shall be correlative to the foregoing.

“Export and Sanctions Regulations” means all applicable sanctions and export control Laws in jurisdictions in which the Company does business or is otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, and U.S. sanctions Laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, as applicable, as of the time of the relevant financial statements referred to herein.

“GDPR” means the European Union General Data Protection Regulation (Regulation (EU) 2016/679) and all applicable Laws promulgated thereunder or with respect to the implementation thereof.

“Government Official” means any official or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity.

“Governmental Approvals” has the meaning set forth in Section 6.5(a).

“Governmental Entity” means any U.S., non-U.S., or supranational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality, or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case of competent jurisdiction.

“Hazardous Substance” means any substance that (a) is listed, designated, classified or regulated pursuant to any Environmental Law; (b) is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) poses a risk of harm or may be the subject of regulation or liability in connection with any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Incentive Plans” means the Company’s 1999 Equity Incentive Plan, the Company’s 2004 Amended and Restated Stock Incentive Plan, and the Company’s 2012 Amended and Restated Stock Incentive Plan, as amended.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases (as determined in accordance with GAAP) or to pay the deferred and unpaid purchase price of property or equipment, (d) pursuant to securitization or factoring programs or arrangements, (e) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others, (f) net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (g) letters of credit, performance bonds, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person, (h) all obligations under conditional sale or other title retention agreements relating to property or assets or (i) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (h) of this definition (other than solely between or among any of Parent and its Wholly Owned Subsidiaries), in each case including all interest, penalties and other payments due with respect thereto.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time) director or officer of the Company, in each case, when acting in such capacity.

“Initial Expiration Time” has the meaning set forth in Section 2.1(d).

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries liability policies and other liability insurance policies, including any reinsurance policies.

“Intellectual Property Rights” means all rights anywhere in the world, in or to: (a) Trademarks; (b) patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) Trade Secrets; (d) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) Internet domain names and URLs; and (f) rights of privacy, publicity and all other intellectual property, industrial or proprietary rights.

“Intervening Event” means any material event, change, effect, condition, development, fact or circumstance with respect to the Company or the business of the Company, in each case taken as a whole, that (a) is unknown and not reasonably foreseeable by any member of the Board or executive officer on the date of this Agreement, (b) does not relate to any Acquisition Proposal and (c) does not result from a breach of this Agreement by the Company or its or their Affiliates or Representatives.

“Intervening Event Termination Fee” has the meaning set forth in Section 10.5(c).

“Intervening Event Notice Period” has the meaning set forth in Section 8.2(d)(ii).

“Investors’ Rights Agreement” means that certain Investors’ Rights Agreements dated as of January 21, 2005, by and among the Company and the stockholders party thereto.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment (including computers, monitors, cameras, printers, scanners, audio and video equipment), and all associated documentation.

“Knowledge” or any similar phrase means (a) with respect to the Company, the collective actual knowledge of the individuals set forth in Schedule 1.1(a) hereto and any individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of such individuals’ direct reports with administrative or operational responsibility for such matter in question, and (b) with respect to Parent and Merger Sub, the collective actual knowledge of the individuals set forth in Schedule 1.1(b) hereto and any individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of such individuals’ direct reports with administrative or operational responsibility for such matter in question.

“Law” means any U.S. or non-U.S. federal, state, provincial, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or any Order.

“Lease” shall mean all leases, subleases, licenses, concessions, and other Contracts under which the Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited or escrowed by or on behalf of the Company thereunder.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company.

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances and exemptions issued or granted by a Governmental Entity.

“Material Adverse Effect” means any event, change, development, circumstance, fact or effect that, individually or taken together with any other events, changes, developments, circumstances, facts or effects is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement prior to the Outside Date; provided, however, that none of the following, either alone or in combination, shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)    events, changes, developments, circumstances or facts in or with respect to the economy, credit, capital, securities or financial markets or political, regulatory, trade or business conditions in the countries in which the Company operates or where its products or services are contracted for, distributed or sold;

(b)    events, changes, developments, circumstances, facts or effects that are the result of factors generally affecting the industries in which the Company operates or in the geographic markets in which it operates or where its products or services are contracted for, distributed or sold;

(c)    any loss of, or adverse event, change, development, circumstance or fact in or with respect to, the relationship of the Company, contractual or otherwise, with customers, employees, licensors, licensees, suppliers, distributors, partners or any similar relationship resulting from the entry into, or public announcement of, this Agreement or any of the transactions contemplated by this Agreement;

(d)    events or changes in applicable accounting standards, including GAAP, or in any applicable Law;

(e)    any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any event, change, development, circumstance, fact or effect underlying such failure, to the extent not otherwise expressly excepted from being taken into account by any of clauses (a) through (k) of this definition of “Material Adverse Effect”, may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(f)    any event, change, development or effect resulting from acts of war (whether or not declared), sabotage, terrorism, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors (other than cyberattacks), any weather event or natural disaster, or any outbreak of illness or other public health event, epidemic or pandemic, however and by whomever (other than the Company or any of its Affiliates or Representatives) caused;

(g)    any actions required to be taken by the Company pursuant to this Agreement (except for any obligation to operate in the Ordinary Course of Business) or, with Parent’s prior written consent pursuant to this Agreement or at Parent’s written request, any actions permitted to be taken by the Company;

(h)    any action not taken by the Company pursuant to this Agreement or with Parent’s prior written consent or at Parent’s written request;

(i)    a decline in the market price of the Shares on the NASDAQ; provided that any event, change, development or effect underlying such decline in market price, to the extent not otherwise expressly excepted from being taken into account by any of clauses (a) through (k) of this definition of “Material Adverse Effect”, may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(j)    any Proceeding (whether asserted derivatively in the name and right of the Company, directly by any holder of Shares, in the nature of a class action, or otherwise) arising out of or in connection with any actions or omissions to act, or alleging or asserting any breach of fiduciary duty or violation of any Law, by any of Parent and its Affiliates or the Company, in each case with respect to the negotiation, decision to enter into, execution, delivery and/or performance by the Parties of this Agreement;

(k)    any act or omission to act by Parent or Merger Sub (including any action, omission to act, breach or violation by Parent or Merger Sub of or with respect to any of their respective obligations and agreements under this Agreement);

provided further that, with respect to clauses (a), (b), (d) and (f) of this definition, such events, changes, developments, circumstances, facts or effects (as the case may be) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent they adversely and disproportionately affect the Company relative to the effect thereof on other companies of similar size operating in the geographic markets in which the Company operates or its products or services are sold.

“Material Licenses” has the meaning set forth in Section 6.6(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 5.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Tender Condition” has the meaning set forth in Exhibit A.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is maintained primarily for the benefit of Company Employees outside of the United States.

“Object Code” means Software in binary, object or executable form that is intended to be directly executable by a computer without the intervening steps of compilation or assembly.

“Offer” has the meaning set forth in the Recitals.

“Offer Closing” has the meaning set forth in Section 2.1(f).

“Offer Closing Date”

“Offer Commencement Date” has the meaning set forth in Section 2.1(a).

“Offer Conditions” has the meaning set forth in Section 2.1(b).

“Offer Documents” has the meaning set forth in Section 2.1(h).

“Offer Price” has the meaning set forth in the Recitals.

“Offer to Purchase” has the meaning set forth in Section 2.1(c).

“Open Source License” means a license that is considered an “Open Source License” by the Open Source Initiative (www.opensource.org), including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), in each case that requires, as a condition of distribution of the Software licensed thereunder, that other Software incorporated into, derived from or distributed with, such Software (i) be disclosed or distributed in Source Code form, (ii) be licensed for purposes of making derivative works, or (iii) be redistributed at no charge.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means conduct that is consistent with the past business practices of the Company prior to the date of this Agreement taken in the course of normal operations.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as the case may be, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership, if any, and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation or articles of organization and limited liability company or operating agreement, or comparable documents and (d) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all anti-bribery, anti-corruption, anti-money-laundering and similar applicable laws of each jurisdiction in which the Company operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company.

“Outside Date” has the meaning set forth in Section 2.1(e).

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Letter” has the meaning set forth in Article VII.

“Parent Material Adverse Effect” means any event, change, development, circumstance, fact or effect that, individually or taken together with any other events, changes, developments, circumstances, facts or effects, is or would reasonably be expected to prevent, materially delay or materially impair the consummation by Parent or Merger Sub of the Merger or the transactions contemplated hereby.

“Parties” and “Party” have the meanings set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 5.2(a)(ii).

“Paying Agent Agreement” has the meaning set forth in Section 5.2(a)(iii).

“PCI-DSS” means the Payment Card Industry Data Security Standards.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 8.2(b)(i).

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws or the Company’s privacy policies, including an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Governmental Entity (including any state identification number, driver’s license number, or passport number), an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that individual, information of an individual or device, biometric data, medical or health information, credit card or other financial information (including bank account information), cookie identifiers, or any other browser- or device-specific number or identifier, or any web or mobile browsing or usage information that is linked to the foregoing.

“Preferred Stock” means the preferred stock of the Company, par value $0.0001 per share.

“Privacy and Security Policies” has the meaning set forth in Section 6.19(m).

“Proceeding” means any action, cause of action, claim, controversy, complaint, demand, litigation, suit, investigation, review, mediation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application or legal proceeding of any nature (whether sounding in Contract, tort or otherwise, and whether civil or criminal or brought at law or in equity) that is brought, asserted, instituted, commenced, tried, heard or reviewed by a Governmental Entity.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), investment banker, financial advisor, legal counsel, accountant or other advisor, agent or representative of such person, in each case acting in their capacity as such.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule” has the meaning set forth in Section 5.3(c)(i).

“Schedule TO” has the meaning set forth in Section 2.1(h).

“Schedule 14D-9” has the meaning set forth in Section 2.2(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share” means a share of Common Stock.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including production and editing software, operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Source Code” means computer Software in human readable form and excluding Object Code.

“Stockholder List Date” has the meaning set forth in Section 2.2(b).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; provided, that with respect to Parent and its Subsidiaries, the term “Subsidiary” does not include the Company.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (provided that for purposes of this definition of “Superior Proposal”, all references to 25% contained in the definition of “Acquisition Proposal” shall be deemed to be references to 50%) which the Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that (a) if consummated, would result in a transaction more favorable to the the Company’s stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 8.2(d)(ii)) and (b) for purposes of any determination to be made or action to be taken by the Board pursuant to Sections 8.2(d)(ii) and 10.3(b), is capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory and approval requirements (including receipt of the requisite approval of the holders of Shares, including, for the avoidance of doubt, any Shares issued by the Company pursuant to the exercise of options), the sources, availability and terms of any required financing and the existence of a financing contingency, and the identity of the Person or Persons making the proposal. For the avoidance of doubt, if the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 8.2(d)(ii)) contain substantially identical financial and other terms and conditions to those contained in an Acquisition Proposal, such Acquisition Proposal cannot be deemed by the Board to be a “Superior Proposal” as compared to the proposal then provided by Parent.

“Superior Proposal Notice Period” has the meaning set forth in Section 8.2(d)(ii).

“Superior Proposal Termination Fee” has the meaning set forth in Section 10.5(b).

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 3.1.

“Tail Period” means the six-year period from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “interested stockholder,” “control share acquisition,” “business combination” or other anti-takeover Law or similar Law enacted under state or federal Law, including DGCL §203, applicable to the Company, the Merger or any of the transactions contemplated by this Agreement.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes or the administration of any Laws relating to Taxes, including any amendment thereof, required to be filed or supplied to Taxing Authority.

“Taxes” means all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, in each case imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Technology” means all tangible items constituting, disclosing or embodying any or all of the following: technology, technical information, know how, works of authorship, Trade Secrets, inventions (whether or not patented or patentable), show how, techniques, design rules, algorithms, routines, models, methodologies, Software, computer programs (whether Source Code or Object Code), files, compilations, including any and all data and collections of data, databases, prototypes, schematics, netlists, test methodologies, development tools and all user documentation.

“Third-Party Consents” has the meaning set forth in Section 8.6.

“Trade Secrets” means, collectively, confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists, that, in each case, is protected under applicable trade secret Law.

“Trademarks” means, collectively, trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, trademark rights in logos and symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same.

“Transaction Litigation” has the meaning set forth in Section 8.15.

“Unaffiliated Company Stockholders” means the holders of outstanding Shares, other than Excluded Shares.

“Vested PSUs” has the meaning set forth in Section 5.3(c)(i).

“Willful” means, with respect to a breach of any representation, warranty, agreement or covenant, an action or omission where the breaching party knows or should have known such action or omission is a breach of such representation, warranty, agreement or covenant.

1.2.    Other Terms.

Each of the other capitalized terms used in this Agreement has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

1.3.    Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) All Preamble, Recital, Article, Section, Subsection, Schedule, and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein.

(c) Unless the context expressly otherwise requires, for purposes of this Agreement:

(i)    if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(ii)    the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(iii)    words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(iv)    whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”;

(v)    the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and

(vi)    the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”

(d)    Except as otherwise specifically provided herein or the context expressly otherwise requires, the term “dollars” and the symbol “$” mean United States Dollars and all amounts in this Agreement shall be paid in United States Dollars.

(e)    Except as otherwise specifically provided herein, to the extent this Agreement refers to information or documents having been “made available” or “delivered” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (i) such Parties or Representatives thereof made such information or document available to such other Party or Parties or its or their Representatives, including by posting the information in a virtual data room, or (ii) such information or document is publicly available without substantive redactions in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one Business Day prior to the date of this Agreement.

(f)    Except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. References to a number of days shall refer to calendar days unless Business Days are specified.

(g)    Except as otherwise specifically provided herein, (i) all references to any statute in this Agreement include the rules and regulations promulgated thereunder, and unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, and (ii) all references to any Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or period of time.

(h)    Except as otherwise specifically provided herein, (i) all references in this Agreement to any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein, and (ii) all references to this Agreement mean this Agreement (taking into account the provisions of Section 11.10(a)) as amended, supplemented or otherwise modified from time to time in accordance with Section 11.4.

(i)    The Company Disclosure Letter or the Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement set forth in a provision of this Agreement or as an exception to one or more representations or warranties or covenants set forth in this Agreement. Inclusion of any such items or information shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or has had a Material Adverse Effect.

(j)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

The Offer

2.1.    The Offer.

(a) Commencement of the Offer. Unless this Agreement shall have been terminated in accordance with Article X, and subject to the Company having complied with its obligations set forth in Section 2.2(b), as promptly as reasonably practicable after the date of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act, such date hereinafter referred to as the “Offer Commencement Date”) the Offer.

(b)    Terms and Conditions of the Offer. The obligation of Merger Sub to accept for payment, and pay for, any shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be subject to: (i) the Minimum Tender Condition; and (ii) the satisfaction, or waiver (to the extent permitted by Law) by Parent or Merger Sub, of the other conditions and requirements set forth in Exhibit A (together with the Minimum Tender Condition, the “Offer Conditions”). Subject to the prior satisfaction of the Minimum Tender Condition and the satisfaction, or waiver by Parent or Merger Sub, of the other Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment and pay for all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time. The Offer Price payable in respect of each share of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement.

(c)    Offer to Purchase; Adjustment of Offer Price; Waiver of Conditions. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions. Parent and Merger Sub expressly reserve the right (in their sole discretion) to waive, in whole or in part, any Offer Condition, to increase the Offer Price, or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company, Merger Sub shall not: (i) reduce the number of shares of Common Stock subject to the Offer; (ii) reduce the Offer Price; (iii) amend, modify, or waive the Minimum Tender Condition; (iv) add to the conditions set forth in Exhibit A or amend or modify any Offer Condition in a manner adverse in any material respect to any holders of shares of Common Stock; (v) except as otherwise provided in this 2.1, extend or otherwise change the expiration date of the Offer; (vi) change the form of consideration payable in the Offer; (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act; or (vii) otherwise amend, modify, or supplement any of the terms of the Offer in a manner adverse in any material respect to any holders of shares of Common Stock.

(d)    Expiration of the Offer. The Offer shall expire at midnight (New York time) on the date that is twenty (20) Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended pursuant to this Agreement, is referred to as the “Expiration Time”).

(e)    Extension of Offer. Notwithstanding anything to the contrary in this Agreement, and without limiting Parent’s or Merger Sub’s obligations under this Section 2.1(e), Merger Sub: (i) may elect to, and if requested by the Company, shall extend the Offer and Expiration Time to a date that is no more than ten (10) Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after such previously scheduled Expiration Date; provided, however, that Merger Sub shall not be required to extend the Offer pursuant to this clause (i) on more than two (2) occasions if all Offer Conditions other than the Minimum Tender Condition are satisfied on the date on which the Offer is scheduled to expire, but may, in its sole and absolute discretion, elect to do so on one or more occasions for any period, if on any then-scheduled Expiration Time any of the Offer Conditions shall not be satisfied or, in Merger Sub’s sole discretion, waived, until such time as such condition or conditions are satisfied or waived; and (ii) shall extend the Offer for any period required by applicable Law, any interpretation or position of the SEC, the staff thereof, or the NASDAQ applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under any applicable antitrust, competition, or similar Law shall have expired or been terminated; provided, however, that in no event shall Merger Sub be required to extend the Offer: (A) beyond December 31, 2018 (the “Outside Date”) if Merger Sub is then entitled to terminate this Agreement pursuant to Section 10.2(a); or (B) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to Article X; and provided further that in no event shall Merger Sub be permitted to extend the Offer beyond the Outside Date (unless the Company has consented to such extension).

(f)    Payment. On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any withholding of tax pursuant to Section 5.2(f)) all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time (as it may be extended and re-extended in accordance with this Section 2.1). Acceptance for payment of shares of Common Stock pursuant to and subject to the Offer Conditions upon the Expiration Time is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.”

(g)    Termination of Offer. Merger Sub shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Article X. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated pursuant to Article X, prior to the acceptance for payment of the Common Stock tendered in the Offer, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Common Stock to the registered holders thereof.

(h)    Offer Documents. As soon as practicable on the Offer Commencement Date, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements, and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal (such Schedule TO and the documents attached as exhibits thereto, together with any amendments and supplements thereto, the “Offer Documents”). The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents. Parent and Merger Sub agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendments or supplements thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments.

(i)    Funds. Parent shall provide or cause to be provided to Merger Sub, on a timely basis, the funds necessary to pay for any shares of Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

2.2.    Company Actions.

(a)    Schedule 14D-9. On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements, and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 8.2(a), contain the recommendation described in Section 6.4(b). The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. The Company shall set the record date for the Company’s stockholders to receive such notice of appraisal rights as the same date as the Stockholder List Date and shall disseminate the Schedule 14D-9 including such notice of appraisal rights to the Company’s stockholders to the extent required by Section 262(d) of the DGCL. The Company agrees to take all steps necessary to cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and Merger Sub with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendments or supplements thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub, and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any such comments. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation contained in the Schedule 14D-9.

(b)    Stockholder Lists. In connection with the Offer, the Company shall promptly after the date hereof (and in any event at least 5 Business Days prior to the Offer Commencement Date) furnish or cause to be furnished to Parent and Merger Sub mailing labels, security position listings, and any other available listings or computer files containing the names and addresses of the record holders or beneficial owners of the shares of Common Stock as of the most recent practicable date, and shall promptly furnish Parent and Merger Sub with such information and assistance (including lists of record holders or beneficial owners of the shares of Common Stock, updated from time to time upon Parent’s, Merger Sub’s, or either of their respective agent’s request, and the addresses, mailing labels, and lists of security positions of such record holders or beneficial owners) as Parent, Merger Sub, or its agent may reasonably request for the purpose of communicating the Offer to the record holders and beneficial owners of the shares of Common Stock (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger, and the other transactions contemplated hereby, Parent and Merger Sub (and their respective agents) shall hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions and shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly return (and shall use their respective reasonable efforts to cause their agents to return) to the Company (or destroy) all copies and any extract or summaries of such information then in their possession or control.

ARTICLE III

The Merger; Closing; Effective Time

3.1.    The Merger.

Subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease; (b) the Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Subsidiary of Parent and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (c) the Merger shall have such other effects as provided in the DGCL. The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer.

3.2.    Closing.

The Closing shall take place at the offices of Arent Fox LLP, 1717 K Street NW, Washington, DC 20006, at 9:00 a.m. (New York time) on the third Business Day following the satisfaction or waiver of the last of the conditions set forth in Article IX to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions) or at such other date, time and place (or by means of remote communication) as the Company and Parent may agree in writing.

3.3.    Effective Time.

As promptly as practicable following the Closing, but on the Closing Date, the Parties shall cause the Certificate of Merger to be executed and filed with the Delaware Secretary of State as provided in the DGCL. The Merger shall become effective at the Effective Time.

ARTICLE IV

Certificate of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

4.1.    Certificate of Incorporation of the Surviving Corporation.

At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth in Exhibit B hereto, which, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended in accordance with its terms, the terms of this Agreement and applicable Law.

4.2.    The Bylaws of the Surviving Corporation.

At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth in Exhibit C hereto, which, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended in accordance with the terms of the Charter, such bylaws, the terms of this Agreement and applicable Law.

4.3.    Directors and Officers of the Surviving Corporation.

At the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall become and constitute the only directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation and applicable Law, and (ii) the officers of the Company immediately prior to the Effective Time shall become and constitute the only officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation and applicable Law. The Parties shall take all actions necessary to give effect to the foregoing provision, including the delivery of all applicable instruments and notices of resignation.

ARTICLE V

Effect of the Merger on Capital Stock; Exchange of Certificates

5.1.    Effect of the Merger on Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of Parent, Merger Sub or the Company:

(a)    Common Stock. Each Share issued and outstanding immediately prior to the Effective Time other than the Excluded Shares and Dissenting Shares (such Shares, the “Eligible Shares”), shall be converted into the right to receive an amount equal to the Offer Price (“Merger Consideration”), and shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate representing Eligible Shares, and each Book-Entry Share representing Eligible Shares, shall thereafter only represent the right to receive the Merger Consideration, payable pursuant to Section 5.2.

(b)    Treatment of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c)    Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.0001 per share, of the Surviving Corporation.

5.2.    Exchange of Certificates and Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Paying Agent.

(i)    If and as directed by Parent in writing on or prior to the second Business Day prior to the Closing, the Company shall: (A) set aside all or a portion of the aggregate cash on hand at the Company, less any amounts required to satisfy the obligations contemplated by Section 5.3(d) as reasonably determined by Parent (such amount of aggregate cash, the “Company Cash”), to be deposited at or as promptly as practicable after the Effective Time, but on the Closing Date, with the Paying Agent; and (B) as promptly as practicable after the Effective Time, but on the Closing Date, deposit the Company Cash with the Paying Agent.

(ii)    As promptly as practicable after the Effective Time, but on the Closing Date, Parent shall deposit, or cause to be deposited, with a paying agent selected and engaged by Parent prior to the Closing Date that is reasonably acceptable to the Board (the “Paying Agent”), an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Eligible Shares pursuant to Section 5.2(b), taking into account any Company Cash deposited with the Paying Agent pursuant to Section 5.2(a)(i) (the aggregate amount of cash deposited, the “Exchange Fund”).

(iii)    The agreement pursuant to which Parent appoints the Paying Agent (the “Paying Agent Agreement”) shall be in form and substance reasonably acceptable to the Board (such acceptance not to be unreasonably conditioned, withheld or delayed). The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Eligible Shares for the Merger Consideration. Pursuant to the Paying Agent Agreement, among other things, the Paying Agent shall (A) act as the paying agent for the payment and delivery of the Merger Consideration pursuant to the terms of this Agreement and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding 30 days. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any reason below the level required to make prompt payment and delivery of the aggregate Merger Consideration as contemplated Section 5.1(a), Parent shall promptly replace or restore or cause the replacement or restoration of the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments in full as required by this Agreement. The Exchange Fund shall not be used for any other purpose. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 5.2(b) and Section 5.3(d) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(b)    Procedures for Surrender.

(i)    As promptly as reasonably practicable after the Effective Time (but in any event within three Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are held in the form of (A) Certificates or (B) Book-Entry Shares not held through DTC, notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to such Certificates shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 5.2(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable, such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 5.2(e)) or such Book-Entry Shares to the Paying Agent in exchange for the Merger Consideration, that such holder is entitled to receive as a result of the Merger pursuant to Section 5.1.

(ii)    With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(iii)    Upon surrender to the Paying Agent of Eligible Shares, in accordance with the instructions set forth in Section 5.2(b)(i) and Section 5.2(b)(ii), as applicable, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 5.2(f)) equal to the aggregate Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 5.1.

(iv)    For the avoidance of doubt, no interest will be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(v)    In the event of a transfer of ownership of any Certificate that is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued to such a transferee if the Certificate or Certificates is or are properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer Taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to Parent and the Paying Agent. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(c)    Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books or ledger of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share formerly representing any Eligible Shares, as applicable, is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article V and in accordance with Section 5.2(b)(v).

(d)    Termination of Exchange Fund.

(i)    Any portion of the Exchange Fund (including the proceeds of any investments thereof (if any)) that remains unclaimed by the holders of Shares for one year from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 5.2 shall thereafter look only to the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 5.2(f)) in respect thereof.

(ii)    Notwithstanding anything to the contrary set forth in this Article V, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Eligible Shares or Company Equity Awards for any amount properly delivered to a Government Official pursuant to applicable abandoned property, escheat or similar Laws.

(e)    Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall issue in exchange for such Certificate an amount in cash (after giving effect to any required Tax withholdings as provided in Section 5.2(f)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Merger Consideration.

(f)    Withholding Rights. Each of the Company, Parent, the Surviving Corporation and the Paying Agent (and any of their Affiliates) shall be entitled to deduct and withhold from the Offer Price and the Merger Consideration, as the case may be, otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made.

(g)    Dissenter’s Rights. Each Dissenting Stockholder shall be entitled to receive only the payment of the fair value (as defined in DGCL §262) of the Dissenting Shares owned by such Dissenting Stockholder in accordance with the DGCL, solely to the extent such Dissenting Stockholder has perfected and not withdrawn and is otherwise entitled to dissenter’s rights in accordance with the DGCL. The Company shall give Parent (i) prompt notice and copies of any written demands for dissenter’s rights, attempted or purported withdrawals of such demands and any other instruments served pursuant to DGCL §262 that are received by the Company relating to the Company’s stockholders’ demands for dissenter’s rights and (ii) the opportunity to participate in at Parent’s expense and, if Parent elects, direct all negotiations and Proceedings with respect to any such demands for dissenter’s rights. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for dissenter’s rights, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder withdraws its demand for dissenter’s rights or otherwise waives or loses its dissenter’s rights under the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall become Eligible Shares and thereupon converted into the right to receive, without any interest thereon, the aggregate Merger Consideration with respect to such shares pursuant to this Article V.

5.3.    Treatment of Equity Awards.

(a)    Company Options. At the Effective Time:

(i)    each (A) outstanding award of Company Options (or portion thereof) that is vested and exercisable (including Company Options which become vested on the Closing Date) and (B) outstanding and unvested award of Company Options identified on Section 5.3(a)(i) of the Company Disclosure Letter and in each case which has a per share exercise price less than the Merger Consideration shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (A) the number of Shares issuable upon exercise of such Company Options immediately prior to the Effective Time multiplied by (B) the excess, if any, of (1) the Merger Consideration minus (2) the exercise price of such Company Option, and

(ii)    each outstanding and unvested award of Company Options that is held by a Continuing Employee with an exercise price per share less than the Merger Consideration, other than the Company Options identified on Section 5.3(a)(i) of the Company Disclosure Letter shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into an award (the “Converted Option Award”) to receive an amount in cash on the earlier of (x) the date on which each such Company Option is scheduled to vest (subject to achievement of the vesting conditions) and (y) the first anniversary of the Closing Date, subject to continued employment through that date, without interest and subject to applicable withholding Taxes, equal to the product of (A) the number of Shares issuable upon exercise of such Company Options immediately prior to the Effective Time multiplied by (B) the excess, if any, of (1) the Merger Consideration minus (2) the exercise price of such Company Option. Except as specifically provided above, each Converted Option Award shall remain subject to the same terms and conditions (including vesting conditions) as were applicable to such Company Option immediately prior to the Effective Time; and

(iii)    each outstanding award of Company Options with an exercise price per share equal to or in excess of the Merger Consideration, and each outstanding and unvested award of Company Options that is not held by a Continuing Employee shall, as of the Closing Date, terminate and expire with no additional payment due.

(iv)    Each outstanding award of Company Options which by its terms or the terms of any agreement with the holder of such Company Options converts to an award of Company RSUs immediately prior to the Closing Date, shall not be treated as an outstanding Company Option under Section 5.3(a) but shall be treated as a Company RSU under Section 5.3(b) on such converted basis.

(b)    Company Restricted Stock Units. At the Effective Time:

(i)    each unvested Company RSU that is scheduled to vest before December 31, 2018 (if the Closing Date occurs on or before December 31, 2018) and each Company RSU which becomes vested on the Closing Date shall, automatically and without any required action on the part of the holder thereof, become fully vested and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (A) the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by (B) the Merger Consideration; and

(ii)    each unvested Company RSU that is scheduled to vest after December 31, 2018 (or the Closing Date, if later) that is held by a Continuing Employee shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into an award (the “Converted RSU Award”) to receive an amount in cash on the earlier of (x) the date on which each such Company RSU is scheduled to vest (subject to achievement of the vesting conditions) and (y) the first anniversary of the Closing Date, subject to continued employment through that date, without interest and subject to applicable withholding Taxes, equal to the product of (A) the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by (B) the Merger Consideration. Except as specifically provided above, each Converted RSU Award shall remain subject to the same terms and conditions (including vesting conditions) as were applicable to such Company RSU immediately prior to the Effective Time.

(iii)    Each unvested Company RSU that is scheduled to vest after December 31, 2018 (or the Closing Date, if later) that is not held by a Continuing Employee, shall, shall be forfeited at the Effective Time for no consideration.

(c)    Company Performance Share Units. At the Effective Time:

(i)    the number of unvested Company PSUs earned based on performance as of the Closing Date, as determined in accordance with Appendix A to the Notice of Performance-Based Restricted Stock Unit Award (the “Schedule”), which become fully vested (the “Vested PSUs”) shall, automatically and without any required action on the part of the holder thereof, be converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (i) the number of Shares underlying such Vested PSU multiplied by (ii) the Merger Consideration. The Company shall consult with Parent in determining the number of Vested PSUs earned under the terms of the Schedule; and

(ii)    with respect to any Company PSUs that do not become Vested PSUs at the Effective Time, the number of such unvested Company PSUs which by their terms and the Company’s performance convert into a number of unvested restricted stock units (such amount, “Converted Company PSUs”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into an award (the “Converted PSU Award”) to receive an amount in cash on the earlier of (x) the date on which each such Converted Company PSU is scheduled to vest (subject to achievement of the vesting conditions) and (y) the first anniversary of the Closing Date, subject to continued employment through that date, without interest and subject to applicable withholding Tax, equal to the product of (A) the number of Converted Company PSUs multiplied by (B) the Merger Consideration. Except as specifically provided above, each Converted PSU Award shall remain subject to the same terms and conditions (including vesting conditions) as were applicable to such Converted Company PSU pursuant to the terms of the Company PSU award agreement. The Company shall consult with Parent in determining the number of Converted Company PSUs. Any Company PSUs that do not become Vested PSUs or Converted Company PSUs shall be forfeited at the Effective Time for no consideration.

(d)    Company Equity Payments. As soon as reasonably practicable (but no later than the first regularly scheduled payroll date not less than ten Business Days after the Closing Date or later vesting date with respect to Converted Option Awards, Converted RSU Awards and Converted PSU Awards), the Surviving Corporation shall, through the payroll system of the Surviving Corporation, pay or cause to be paid to the holders of the Company Equity Awards, the amounts contemplated by Section 5.3(a), Section 5.3(b) and Section 5.3(c), respectively; provided, however, that to the extent the holder of a Company Equity Award is not and was not at any time during the period in which such Company Equity Award was outstanding a Company Employee, such amounts shall not be paid through the payroll system, and instead shall be paid by the Paying Agent pursuant to Section 5.2.

(e)    Following the date of this Agreement, no offering shall be made under the Company Employee Stock Purchase Plan, as amended (the “Company ESPP”).

(f)    Company Actions. At or prior to the Effective Time, the Company, the Board and the Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of Sections 5.3(a) through Section 5.3(e) and (ii) upon the request of Parent, cause the Incentive Plans to terminate at or prior to the Effective

Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

5.4.    Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to Article X, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Offer Price and the Merger Consideration (as applicable) shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event, and such items so adjusted shall, from and after the date of such event, be the Merger Consideration; provided, however, that nothing in this Section 5.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise prohibited by, this terms of this Agreement.

ARTICLE VI

Representations and Warranties of the Company

Except as set forth in the Company Reports filed with or furnished to the SEC and publicly available on or after the Applicable Date and prior to the date of this Agreement, but excluding, in each case, any disclosures set forth or referenced in any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Company Reports and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature (“Excluded Disclosure”) or in the corresponding sections of the confidential disclosure letter delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

6.1.    Organization, Good Standing and Qualification. The Company is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. The Company is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent correct and complete copies of the Company’s Organizational Documents in the forms that are in full force and effect as of the date of this Agreement.

6.2.    Subsidiaries. The Company has not had and currently has no direct or indirect Subsidiaries. Section 6.2(a) of the Company Disclosure Letter sets forth the Company’s capital stock, equity interest or other direct or indirect ownership interest in any other Person. The Company does not own, directly or indirectly, any voting interest in any Person that would require a filing by Parent under the HSR Act in connection with the transactions contemplated by this Agreement.

6.3.    Capital Structure.

(a)    The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. As of September 21, 2018, the only issued and outstanding capital stock of the Company consisted of 17,135,730 shares of Common Stock and no shares of Preferred Stock were outstanding. All of the outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to any pre-emptive rights. As of September 21, 2018, (i) Company Options to purchase 2,105,422 shares of Common Stock were outstanding, (ii) 910,478 shares of Common Stock were subject to Company RSUs, (iii) 509,775 shares of Common Stock were subject to Company PSUs and Company Options subject to performance conditions, (iv) 1,314,969 shares of Common Stock were available for issuance under the Company’s Incentive Plans, and (v) 250,000 shares of Common Stock were reserved for issuance under the Company ESPP. As of the date of this Agreement, other than shares of Common Stock reserved for issuance upon the exercise or settlement of the Company Options, Company RSUs and Company PSUs, shares of Common Stock available for issuance under the Company’s Incentive Plans and shares of Common Stock reserved for issuance under the Company ESPP, the Company has no additional shares of Common Stock reserved for issuance. Upon any issuance of shares of Common Stock in accordance with the terms of the Incentive Plans, such shares will be duly authorized, validly issued, fully paid and nonassessable and are not subject to any pre-emptive rights. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(b)    Section 6.3(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Equity Awards as of the close of business on September 21, 2018, setting forth the number of Shares subject to each Company Equity Award and the holder, grant date, vesting schedule and exercise price with respect to each Company Equity Award, as applicable. Except as set forth in Section 6.3(a), Section 6.3(c) or this Section 6.3(b), and except as provided in the Investors’ Rights Agreement, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or to sell any shares of capital stock or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of the Company, in each case that have been issued by the

Company. There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company.

(c)    All of the outstanding shares of capital stock of the Company have been issued in compliance in all material respects with all federal and state securities laws. Other than the Support Agreement and the Investors’ Rights Agreement, there are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the Knowledge of the Company, between or among any of the Company’s stockholders.

(d)    Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Incentive Plans pursuant to which it was issued, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, (iii) has a grant date identical to the date on which the Board or Compensation Committee actually awarded such Company Option, (iv) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax returns and the Company Reports made available to Parent, respectively, and (v) does not trigger any liability for the holder thereof under Section 409A of the Code.

(e)    The Company has delivered to Parent a true and complete copy of each form of award agreement pertaining to each equity award outstanding under the Incentive Plans, and any other agreements or award agreements to the extent there are material variations from the general forms, specifically identifying the Persons to whom such variant forms apply.

6.4.    Corporate Authority; Approval.

(a)    The Company has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery by the Parent and Merger Sub constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and remedies and to general equitable principles (the “Bankruptcy and Equity Exception”).

(b)    At a meeting duly called and held on or prior to the date hereof, the Board (i) unanimously (A) determined that this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (B) adopted and declared advisable, pursuant to DGCL §251(b), this Agreement, the Offer, the Merger, and the other transactions contemplated by this Agreement, including the Offer and the Merger, (C) resolved that the Merger shall be effected as soon as practicable following the Expiration Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL and (D) subject to the terms of this Agreement, resolved and agreed to recommend that the holders of Shares accept the Offer and tender their shares pursuant to the Offer (the “Company Recommendation”). Subject to the provisions of Section 8.2(d), the foregoing resolutions have not been withdrawn or modified.

6.5.    Governmental Filings; No Violations; Certain Contracts.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) pursuant to the DGCL, (ii) under the Exchange Act, and (iii) the rules and regulations of the NASDAQ (iv) under the Takeover Statutes and state securities and “blue sky” Laws (collectively, the “Governmental Approvals”), as applicable, no expirations of waiting periods are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company with, nor are any required to be made or obtained by the Company with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, or in connection with the continuing operation of the business of the Company following the Effective Time, except as would not have a Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, will not, constitute or result in (i) a breach or violation of, or a default under the Organizational Documents of the Company, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the rights or assets of the Company pursuant to, any Contract binding upon the Company as of the date hereof, (iii) assuming compliance with the matters referred to in Section 6.5(a), conflict with or violate any Law or Order applicable to the Company or by which the Company is subject or (iv) any change in the substantive rights or obligations of any party under any Contract binding upon the Company as of the date hereof, except, in the case of clause (ii), (iv) or (iv) of this Section 6.5(b), as would not have a Material Adverse Effect.

6.6.    Compliance with Laws; Licenses.

(a)    Compliance with Laws.

(i)    The business of the Company has not been, and is not being, conducted in violation of any applicable Law, except for such non-compliance as would not have a Material Adverse Effect. Except with respect to routine examinations of patent, trademark and copyright applications filed or to be filed with U.S. and non-U.S. patent offices, to the Knowledge of the Company no investigation or review by any Governmental Entity with respect to the Company is pending, nor has any Governmental Entity notified the Company of an intention to conduct the same.

(ii)    The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, neither the Company nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(b)    FCPA and Other Anti-Bribery Laws; Export and Sanctions Regulations.

(i)    The Company and to the Knowledge of the Company, its directors, employees (including officers) and agents, in conducting the Company’s business, are in compliance with and have complied with the FCPA, the Other Anti-Bribery Laws and the Export and Sanctions Regulations. No Proceeding by or before any Governmental Entity involving the Company with respect to the FCPA, the Other Anti-Bribery Laws or the Export and Sanctions Regulations is pending or, to the Knowledge of the Company, threatened.

(ii)    None of the Company or, to the Knowledge of the Company, any director, employee (including officer), agent or Affiliate of the Company (in each case, acting in the capacity of a director, employee, agent or representative of the Company, as applicable), (A) has paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Entity to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation in any respect of the FCPA or any of the Other Anti-Bribery Laws, or (B) is currently the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(iii)    The Company has instituted policies and procedures designed to ensure compliance with the FCPA, the Other Anti-Bribery Laws and the Export and Sanctions Regulations and have maintained such policies and procedures in full force and effect.

(c)    Licenses. The Company has obtained, holds and is in compliance with all Licenses necessary to conduct its business as currently conducted (collectively, “Material Licenses”), except for such licenses and any non-compliance as would not have a Material Adverse Effect. As of the date of this Agreement, the Company has not received any notice of Proceedings relating to the revocation or modification of any Material License.

6.7.    Company Reports.

(a)    The Company has filed with or furnished to the SEC, as applicable, on a timely basis (giving effect to all extensions of any period to so file that were obtained pursuant to filings by the Company on Form 12b-25 under the Exchange Act), all Company Reports.

(b)    Each of the Company Reports, at the time of its filing with or being furnished to the SEC or, if amended or superseded by a subsequent filing, as of the date of the last amendment or superseding filing, complied in all material respects, or if not yet filed or furnished (other than any Excluded Filings), will comply with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended or supplemented, as of the date of such amendment or supplement), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement (other than the Excluded Filings) will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

6.8.    Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a)    The Company maintains disclosure controls and procedures (as defined in the Exchange Act) designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(b)    The Company maintains internal controls over financial reporting (as such term is defined in the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and that include policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Board, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(c)    The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any material weaknesses in internal control over financial reporting and (ii) any allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

6.9.    Financial Statements; No Undisclosed Liabilities; “Off-Balance Sheet Arrangements”; Books and Records.

(a)    Financial Statements. The consolidated financial statements included in or incorporated by reference into the Company Reports fairly present in all material respects the consolidated financial position of the Company as of the respective dates thereof and their consolidated statements of comprehensive loss, stockholders’ equity and cash flows, as the case may be, of the Company for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(b)    No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheets or in the notes thereto included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet which would not have a Material Adverse Effect, or (iii) incurred in connection with the transactions contemplated by this Agreement, there are no obligations or liabilities of the Company of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP.

(c)    “Off-Balance Sheet Arrangements”. Except as described in the Company Reports, the Company is not a party to, or has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

(d)    Books and Records. The books of account of the Company have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company have been properly recorded therein in accordance with GAAP in all material respects. The corporate records and minute books of the Company have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are correct and complete in all material respects.

6.10.    Litigation.

(a)    Except as set forth in Section 6.10 of the Company Disclosure Letter, there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company other than Proceedings that do not involve an amount in controversy in excess of $50,000.

(b)    The Company is not a party to or subject to the provisions of any Order that restricts the manner in which the Company conducts its business in any material respect, or which would reasonably be expected to have a Material Adverse Effect

(c)    As of the date hereof, neither the Company nor any of its directors or officers serving in their capacity as such, is or has been the subject of any Proceeding involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been since the Applicable Date and, to the Knowledge of the Company, there is not currently pending, and the Company has not received as of the date hereof any written notice of, any investigation by the SEC involving the Company or any current or former director or officer of the Company serving in their capacity as such.

6.11.    Absence of Certain Changes. Since the Applicable Date and through the date of this Agreement:

(a)    except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the Company has conducted its business only in the Ordinary Course of Business; and

(b)    there has not occurred any event, change, development, circumstance or fact that, individually or taken together with any other events, changes, developments, circumstances, facts or effects, have had a Material Adverse Effect.

6.12.    Company Material Contracts.

(a)    Except for this Agreement or any Company Benefit Plan, as of the date of this Agreement, the Company is not a party to or bound by any Contract:

(i)    related to any settlement of any Proceeding in the last three (3) years;

(ii)    constituting a collective bargaining arrangement or with a labor union, labor organization, works council or similar organization;

(iii)    with any employee of the Company whereby the Company has ongoing obligations as of the date hereof and pursuant to which the applicable employee receives or is entitled to receive an annual salary of $100,000 or more and that is not terminable by the Company without notice or payment of severance or other termination benefits exceeding those required by applicable Law;

(iv)    for any Leased Real Property or the lease of personal property providing, in each case, for annual payments thereunder of $250,000 or more;

(v)    involving the payment or receipt of (x) royalties, licensing fees or advances of more than $10,000 in the aggregate or (y) any other amounts of more than $5,000 in the aggregate, in each case in the twelve (12)-month period ending on December 31, 2017 and December 31, 2018, calculated based upon the actual or projected revenues or income of the Company or the actual or projected income or revenues related to any product of the Company;

(vi)    between the Company, on the one hand, and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares, on the other hand;

(vii)    relating to Indebtedness of the Company of $500,000 or more;

(viii)    containing any standstill or similar agreement pursuant to which the Company has agreed not to acquire assets or securities of another Person or any of its affiliates;

(ix)    that would prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement;

(x)    providing for indemnification by the Company that is material to the Company of any Person or pursuant to which any indemnification obligations of the Company that are material to the Company remain outstanding or otherwise survive as of the date of this Agreement, except pursuant to immaterial Contracts entered into in the ordinary course of business;

(xi)    that was not, to the Knowledge of the Company, negotiated and entered into on an arm’s length basis;

(xii)    that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company;

(xiii)    relating to the acquisition, disposition or sale of any assets or business (whether by merger, sale of stock, sale of assets or otherwise), other than in the Ordinary Course of Business or assets valuing less than $100,000 individually or $250,000 in the aggregate;

(xiv)    that (1) purports to limit in any material respect either the type of business in which the Company may engage or the manner or locations in which it may so engage in any business or which would so limit the freedom of the Company, Parent or any of their respective Subsidiaries after the Closing Date, (2) could require the disposition of any material assets or line of business of the Company, (3) grants “most favored nation” status, or (4) prohibits or limits the right of the Company in any material respect to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of its Intellectual Property Rights;

(xv)    that is a Company Intellectual Property Contract;

(xvi)    with a Governmental Entity;

(xvii)    providing for a joint venture, partnership, limited liability company or similar arrangement involving the sharing of profits, losses, costs or liabilities with any third party; or

(xviii)    any other Contract or group of related Contracts not otherwise described in the foregoing clauses (i) through (xvii) of this Section 6.12(a) that is material to the Company (together with each Contract constituting any of the foregoing types of Contract described in clauses (i) through (xvii) of this Section 6.12(a) and together with any Contract that has been or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed as a “material contract” on a Current Report on Form 8-K or pursuant to Item 404 of Regulation S-K under the Securities Act, a “Company Material Contract”).

(b)    A correct and complete copy of each Company Material Contract has been made available to Parent. Each Company Material Contract is valid and binding on the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not have a Material Adverse Effect. There is no breach or event of default under any such Contract by the Company or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company, or, to the Knowledge of the Company, any other party thereto, in each case, except as has not had a Material Adverse Effect.

6.13.    Employee Benefits.

(a)    Section 6.13(a) of the Company Disclosure Letter sets forth a correct and complete list of each Company Benefit Plan.

(b)    With respect to each Company Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of any material Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report, if applicable and (iv) all non-routine material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan.

(c)    (i) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in material compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all material contributions or other material amounts payable by the Company with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no claims or Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, by, on behalf of or against any Company Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company.

(d)    With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(e)    Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, opinion letter, or advisory letter from the Internal Revenue Service upon which it may rely as to its qualification and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such ERISA Plan. With respect to any ERISA Plan, the Company has not engaged in a transaction in connection with which the Company reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(f)    Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and the Company has no obligation to provide such benefits. To the extent that the Company sponsors such plans, the Company has reserved the right to amend, terminate or modify at any time each Company Benefit Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any Person.

(g)    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in material documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(h)    None of the Company Benefit Plans is a Multiemployer Plan, and neither the Company nor any of its ERISA Affiliates has now or at any time within the previous six (6) years contributed to, sponsored, maintained, or had any liability or obligation in respect of any such Multiemployer Plan.

(i)    No Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to the Company or its ERISA Affiliates of incurring any such liability.

(j)    Except as required under the terms of this Agreement or as set forth in Section 6.13(j) of the Company Disclosure Letter, none of the execution and delivery of this Agreement or approval of this Agreement or the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any increased material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(k)    There are no Proceedings pending or, to the Knowledge of the Company, threatened by the IRS, U.S. Department of Labor, Health and Human Services, Equal Employment Opportunity Commission, or any other Governmental Entity with respect to any Company Benefit Plan, in each case, other than routine claims for benefits.

(l)    The Company has no obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(m)    No Company Benefit Plan is a Non-U.S. Company Benefit Plan.

6.14.    Labor Matters.

(a)    The Company is not a party to any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization, and to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any employees of the Company.

(b)    There is no, and has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, arbitration or grievance pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the business activities of the Company. The Company is in material compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees and equitable pay practices) and occupational safety and health. The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(c)    To the Company’s Knowledge, in the last ten (10) years, (i) no allegations of sexual harassment have been made against any officer of the Company, and (ii) the Company has not entered into any settlement agreements related to allegations of sexual harassment or misconduct by an officer of the Company.

6.15.    Environmental Matters. Except for such matters as would not reasonably be expected to have a Material Adverse Effect:

(a)    The Company has complied at all times with all applicable Environmental Laws, including in respect of the production, processing, generation, transportation, treatment, handling, usage or storage of any Hazardous Substance.

(b)    The Company has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and is in compliance in all material respects with all terms and conditions of any such permit, license or approval.

(c)    No property currently owned or operated by the Company (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance, and the Company is not subject to liability for any Hazardous Substance disposal or contamination on any third-party property.

(d)    The Company has not received any notice, demand, letter, claim or request for information alleging that the Company may be in violation of or subject to liability under any Environmental Law.

(e)    The Company is not subject to any Order or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law, and there are no other circumstances or conditions involving the Company that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law.

6.16.    Tax Matters.

(a)    The Company (i) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete in all material respects, (ii) has paid all material Taxes that are required to be paid (whether or not shown on any Tax Returns), (iii) has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes), (iv) has complied with all information reporting (and related withholding) and record retention requirements and (v) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. The Company has not incurred any material liability for Taxes since the date of the Company’s most recent financial statements included in the Company Reports outside of the Ordinary Course of Business or otherwise inconsistent with past practice.

(b)    No deficiency with respect to an amount of Taxes has been asserted or assessed by a Taxing Authority against the Company and there are no pending or, to the Knowledge of the Company, threatened Proceedings regarding any Taxes of the Company or the assets of the Company.

(c)    In the prior six-year period, the Company has not been informed in writing by any jurisdiction that the jurisdiction believes that the Company was required to file any material Tax Return that was not filed.

(d)    The Company has made available to Parent correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the prior six-year period.

(e)    There are no Encumbrances for Taxes (except Taxes not yet due and payable) on any of the assets of the Company.

(f)    The Company has not agreed to make, nor is it required to make, any material adjustment under Section 481(a) of the Code or any comparable provision of state, local, or foreign Tax Laws by reason of a change in accounting method or otherwise.

(g)    The Company is not a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement except for agreements entered into in the ordinary course of business, the principal purpose of which is not to indemnify for Taxes.

(h)    The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) and (ii) has no liability for the Taxes of any person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by Contract or otherwise.

(i)    The Company has not been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j)    The Company has not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k)    The Company will not be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Tax Law), or any election pursuant to Section 108(i) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

6.17.    Real Property.

(a) Section 6.17(a) of the Company Disclosure Letter set forth a complete and correct list of the real property that the Company owns as of the date hereof. The Company is not a party to any Contract or option to purchase any real property or interest therein not listed in Section 6.17(a) of the Company Disclosure Letter.

(b)    Section 6.17(b) of the Company Disclosure Letter sets forth a correct and complete list of Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for the Company’s Leased Real Property (including the date and name of the parties to such Lease document).

(c)    With respect to the Company’s Leased Real Property, as of the date hereof (i) there are no written or oral subleases, concessions or other Contracts or arrangements granting to any Person other than the Company the right to use or occupy any such property, and (ii) such property and all buildings, structures, improvements and fixtures located thereon have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used.

(d)    As of the date hereof, the Company has not received any notice of any pending or threatened condemnation of any Leased Real Property by any Governmental Entity, nor, to the Knowledge of the Company, are there any public improvements or re-zoning measures proposed or in progress that could result in special assessments against or otherwise adversely affect the Leased Real Property, in each case, that would reasonably be expected to materially interfere with the business or operations of the Company as currently conducted.

(e)    The Real Property identified in Section 6.17(a) of the Company Disclosure Letter and Leased Real Property identified in Section 6.17(b) of the Company Disclosure Letter comprises all of the real property used or intended to be used in, or otherwise related to, the business of the Company.

6.18.    Title to Tangible Property.

(a)    The Company has good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease and which are material to the Company, including the tangible properties and assets to the extent material to the Company that are reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports filed with the SEC and publicly available prior to the date of this Agreement.

(b)    All tangible properties and assets reflected therein are held free and clear of all Encumbrances, except for Encumbrances reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports filed with the SEC and publicly available prior to the date of this Agreement, Encumbrances for current Taxes not yet due and other Encumbrances that do not materially impair the use of the property or assets subject thereto.

(c)    The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company are, in the aggregate, sufficient to carry on their respective businesses in all material respects as conducted as of the date of this Agreement, and the Company is in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to the business of the Company, free and clear of all Encumbrances, except as would not have a Material Adverse Effect.

6.19.    Intellectual Property.

(a)    Section 6.19(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Registered Company Intellectual Property Rights, indicating for each item the registration or application number and the applicable filing jurisdiction.

(b)    To the Company’s Knowledge, the Company owns or otherwise has sufficient and valid rights to use all Intellectual Property Rights and Technology material to, and used in or necessary for, the conduct of their respective businesses as currently conducted, all of which rights shall survive the consummation of this Agreement and the Closing, without modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such Intellectual Property Right.

(c)    The Company solely and exclusively owns, free and clear of any Encumbrances, except for Encumbrances reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports filed with the SEC and publicly available prior to the date of this Agreement, all Intellectual Property Rights and Technology owned or purported to be owned by the Company. The Company has not dedicated to the public domain or forfeited, abandoned or otherwise allowed to enter into the public domain any Company Intellectual Property Right that is material to any business of the Company (or any Intellectual Property Right that was material to any business of the Company at the time of such action or inaction) other than pursuant to disclosure and use or intentional abandonment and similar portfolio maintenance decisions made in the Ordinary Course of Business.

(d)    To the Company’s Knowledge, all Trademarks and copyrights in the Registered Company Intellectual Property Rights are subsisting, valid and enforceable. No Registered Company Intellectual Property Rights are subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s ownership or use of, or rights in or to, any such Registered Intellectual Property Right. All registration, maintenance and renewal fees and filings in respect of the Registered Company Intellectual Property Rights have been paid to and/or filed if and when due with the relevant Governmental Entities for the purpose of registering, maintaining and renewing such Intellectual Property Rights, other than pursuant to intentional abandonment and similar portfolio maintenance decisions made in the Ordinary Course of Business.

(e)    Within the prior three-year period, the Company has not received any written claim, notice, invitation to license or similar communication, and there have been no actual or, to the Knowledge of the Company, threatened Proceedings (i) terminating or reverting any right, title or interest of the Company in or to any material Company Intellectual Property Right (or any Intellectual Property Right that was, at the time of such termination or reversion, a material Company Intellectual Property Right), (ii) contesting or challenging the use, validity, enforceability or ownership of any material Company Intellectual Property Right, or (iii) alleging or suggesting that the Company or any of its respective products or services (but excluding any of the content licensed or provided by third parties included therein) has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person, whether directly or indirectly, or has committed or constituted a libel, slander or other defamation of any Person.

(f)    To the Company’s Knowledge, none of the Company, the conduct of the business of the Company as currently conducted, nor any product or service of the Company (but excluding any of the content licensed or provided by third parties included therein), has infringed, misappropriated or otherwise violated in the prior three-year period, or does or will infringe, misappropriate or otherwise violate any Intellectual Property Right of any Person, whether directly or indirectly, or has constituted a libel, slander or other defamation of any Person.

(g)    To the Knowledge of the Company, within the prior three-year period, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property Right, whether directly or indirectly.

(h)    The Company has taken commercially reasonable steps to protect, register and maintain the Registered Company Intellectual Property Rights it owns or purports to own. Each current and former employee and consultant of the Company that has contributed to the creation or development of any Intellectual Property Right, any embodiment thereof, or Technology for or on behalf of the Company has executed a valid and enforceable confidentiality agreement, pursuant to which such employee or consultant is obligated to maintain all of the Company’s confidential information (including any Trade Secrets included in the Company Intellectual Property Rights and any third party confidential information disclosed to the Company on a confidential basis) as strictly confidential and not use any such information except as authorized by the Company. Each current and former employee and consultant of the Company that has contributed to the creation or development of any Intellectual Property Right, any embodiment thereof or any Technology for or on behalf of the Company has executed a written, valid and enforceable agreement with an assignment of inventions and rights provision pursuant to which such employee or consultant has assigned to the Company all such created or developed Intellectual Property Rights, all embodiments thereof and all such Technology. No current or former employee or consultant of the Company has made any ownership claim with respect to any Intellectual Property Right or Technology to which the Company claims any ownership right, title or interest, and to the Company’s Knowledge, there is no reasonable basis for any such claim.

(i)    Section 6.19(i) of the Company Disclosure Letter sets forth a correct and complete list of any Contract pursuant to which:

(i)    the Company grants any license, covenant not to sue, release, waiver, option or other right to any third party under any Company Intellectual Property Right, including with respect to any Company Product or Technology owned by or exclusively licensed to the Company other than in the Ordinary Course of Business;

(ii)    any Person has granted to the Company any license, covenant not to sue, release, waiver, option or other right under any Intellectual Property Right or Technology, other than non-exclusive licenses for off-the-shelf Software that have been granted on standardized, generally available terms, non-disclosure agreements and confidentiality agreements;

(iii)    the Company has assigned or agreed to assign any material Company Intellectual Property Right or Technology (or any Intellectual Property Right or Technology that was a material Company Intellectual Property Right or material Technology, as applicable, at the time of such assignment or agreement) to any Person;

(iv)    the Company is subject to any obligation or covenant with respect to the use, licensing, enforcement, prosecution or other Exploitation of any Intellectual Property Right or Technology that is material to any business of the Company, including stand-stills and Trademark co-existence or consent Contracts (each such Contract described in clauses (i) through (iv) of this Section 6.19(i), together with all amendments, exhibits and schedules to such Contract, a “Company Intellectual Property Contract”).

(j)    Except as disclosed in Section 6.19(j) of the Company Disclosure Letter, and except as would not reasonably be expected to be material, individually or in the aggregate, to the Company, Parent or any Affiliate of Parent, the consummation of this Agreement or the Closing will not result (i) in the release of any material Source Code or other material proprietary Technology, in each case owned by or exclusively licensed to the Company or (ii) in the granting of any new right, license, immunity or covenant not to assert to any third party under or with respect to any Patents or to any material Intellectual Property Rights owned or controlled by the Company, Parent or any Affiliate of Parent.

(k)    Except as disclosed in Section 6.19(k) of the Company Disclosure Letter, and except as would not reasonably be expected to be material, individually or in the aggregate, to the Company, the Company has not (i) granted, nor is it obligated to grant, access or rights to any Source Code in or for any Company Products, (ii) rendered any material Source Code owned by the Company in any Company Product subject to any Open Source License that requires the Company to deliver any such Source Code to any third party, (iii) licensed, distributed or used any Software subject to an Open Source License in material breach of the terms of any Open Source License, or (iv) licensed or granted a third party the right to obtain any Source Code in any Company Product or any Technology owned by the Company (including in any such case, any conditional right to access, or under which Company has established any escrow arrangement for the storage and conditional release of any Source Code).

(l)    The IT Assets owned, leased, controlled, used or held for use (including through cloud-based or other third-party service providers) by the Company are reasonably sufficient for the current needs of the business of the Company, and to the Company’s Knowledge, in the prior three-year period, there has been no unauthorized access to or unauthorized disclosure or use of (i) any such IT Assets, (ii) any information stored on or processed by such IT Assets, or (iii) any Personal Information or confidential or proprietary information that is in the Company’s possession or control, in each case, in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in statutory notification to individuals or any Governmental Entity, material liability to, or material disruption of the business operations of, the Company.

(m)    The Company has established and implemented written policies, programs and procedures regarding privacy, cyber security and data security that are commercially reasonable, and consistent with (i) applicable Law, (ii) any and all commitments of the Company and (iii) any and all publicly-facing statements or internal or external policies adopted by the Company (such statements and policies, collectively, the “Privacy and Security Policies”).

(n)    Within the prior three-year period, to the Knowledge of the Company, the Company has at all times (i) complied in all material respects with all of its Privacy and Security Policies, (ii) complied in all material respects with, not been in material violation of, not received any notices of material violation or alleged material violation with respect to, and not been the subject of any proceeding or threatened proceeding in connection with its contractual and fiduciary obligations, its Privacy and Security Policies and with all applicable Laws, in each case, with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information in the Company’s possession or control, and (iii) used commercially reasonable measures consistent with standard industry practices to ensure the security of the IT Assets and confidentiality, privacy and security of Personal Information. No Person (including any Governmental Entity) has commenced any Proceeding relating to any of the Company’s information privacy or data security practices, including with respect to the collection, use, transfer, storage, or disposal of Personal Information maintained by or on behalf of the Company, or, to the Knowledge of the Company, no Person or Governmental Entity has threatened any such Proceeding, or made any complaint, investigation, or inquiry relating to such practices and the systems holding Personal Information.

6.20.    Insurance. Except as would not reasonably be expected to have a Material Adverse Effect, all Insurance Policies maintained by the Company are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar risks. Except as would not reasonably be expected to have a Material Adverse Effect, each Insurance Policy is in full force and effect and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and, to the extent applicable, the Company has not taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or event of default, or permit a termination of any of the Insurance Policies. The Company has made available to Parent correct and complete copies or summary descriptions of the Insurance Policies. Except as would not reasonably be expected to have a Material Adverse Effect, no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any of the Insurance Policies.

6.21.    Takeover Statutes. Within ten days of the date of this Agreement, the Company will take all action necessary to render inapplicable any control share acquisition, business combination, or other similar anti-takeover provision under the Company’s Organizational Documents or any applicable Takeover Statute that is applicable to Parent, this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby.

6.22.    Brokers and Finders. Except for fees payable to Needham & Company, LLC, a correct and complete copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or the Offer, the Merger or any other transaction contemplated by this Agreement.

6.23.    Information in the Offer Documents and the Schedule 14D-9. The information supplied by the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Merger Sub expressly for inclusion therein.

6.24.    Fairness Opinion. The Board has received the opinion of Needham & Company, LLC, financial advisor to the Board, to the effect that as of the date of such opinion and subject to the qualifications, exceptions and limitations set forth therein, the Offer Price to be received in the Offer and the Merger by the holders of Shares (other than the Excluded Shares and Dissenting Shares) is fair, from a financial point of view, to such holders (other than holders of Excluded Shares or Dissenting Shares), a copy of which opinion will be delivered to Parent not later than 24 hours after the execution and delivery of this Agreement solely for Parent’s informational purposes (it being agreed that such opinion is exclusively addressed to and for the benefit of the Board and may not be relied upon by Parent, Merger Sub or any other Person).

6.25.    No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by the Company contained in this Article VI, neither the Company nor any of its Representatives or any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement, and the Company hereby expressly disclaims making any such other representations or warranties. With respect to the preceding sentence, Parent and Merger Sub hereby expressly disclaim that any of Parent, Merger Sub or any of their respective Affiliates or Representatives has relied on or are relying on any representations or warranties regarding the Company, other than the representations and warranties of the Company contained in this Article VI, and Parent and Merger Sub hereby further acknowledge that none of the Company, any of its Representatives or any other Person shall have or be subject to any liability to any of Parent, Merger Sub or any of their Affiliates or Representatives resulting from the use of or access to any information, documents, data, instruments or materials made available to them in any physical or electronic form (including in any “virtual data room”) or pursuant to any management presentation, confidential memoranda, or otherwise, in expectation of this Agreement, the Offer and the Merger. Notwithstanding the foregoing provisions of this Section 6.25, nothing in this Section 6.25 shall limit Parent’s or Merger Sub’s remedies with respect to claims against the

Company for fraud or intentional or willful misrepresentation by the Company or any of its Affiliates in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement.

ARTICLE VII

Representations and Warranties of Parent and Merger Sub

Except as set forth in the confidential disclosure letter delivered to the Company by Parent prior to or concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that for the purposes of the representations and warranties set forth in this made by Parent or Merger Sub in this Agreement, disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), Parent and Merger Sub each hereby represent and warrant to the Company that:

7.1.    Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or to be in good standing would not materially impair the ability of Parent and Merger Sub to consummate, or prevent or materially delay, the Offer, Merger or any of the other transactions contemplated by this Agreement.

7.2.    Corporate Authority.

(a)    Each of Parent and Merger Sub has all requisite corporate or similar power and authority and has taken all corporate and limited liability company action necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, subject only to approval of this Agreement by Parent (as the sole stockholder of Merger Sub). This Agreement has been duly executed and delivered by Parent and Merger Sub and assuming due authorization, execution and delivery bv the Company constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

7.3.    Governmental Filings; No Violations.

(a) Other than the Governmental Approvals, no expirations of waiting periods are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by Parent or Merger Sub with, nor are any required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of Offer, the Merger and the other transactions contemplated by this Agreement, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not have a Parent Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent or Merger Sub of the Offer, the Merger and the other transactions contemplated by this Agreement, will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Parent, Merger Sub or any of their Subsidiaries, or (ii) conflict with or result in a violation of any Law or Order to which either Parent or Merger Sub is subject, except in the case of clause (ii) as would not have a Parent Material Adverse Effect.

7.4.    Compliance with Laws. The businesses of Parent and Merger Sub have not been, and are not being, conducted in violation of any applicable Law, except for such non-compliance as would not have a Parent Material Adverse Effect.

7.5.    Litigation.

(a)    There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any of their Affiliates which, were any such Proceeding to result in an Order adverse to Parent, Merger Sub or any of their Affiliates, would have a Parent Material Adverse Effect.

(b)    Neither Parent nor Merger Sub, or any of their Affiliates, is a party to or subject to the provisions of any Law or Order that would have a Parent Material Adverse Effect.

7.6.    Absence of Certain Changes. Since the Applicable Date and through the date of this Agreement, there has not occurred any event, change, development, circumstance or fact that, individually or taken together with any other events, changes, developments, circumstances, facts or effects, have had a Parent Material Adverse Effect.

7.7.    Information in the Schedule 14D-9. The information supplied by Parent and Merger Sub in writing expressly for inclusion or incorporation by reference in the Schedule 14D-9 (and any amendment thereof or supplement thereto) will not, at the date mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

7.8.    Information in the Offer Documents. The Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC, at the time of distribution or dissemination thereof to the stockholders of the Company, and at the Expiration Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Parent with respect to statements made in the Offer Documents based on information supplied by the Company in writing expressly for inclusion therein. The Offer Documents (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

7.9.    Available Funds. At the Closing, Parent will have available to it, or will cause Merger Sub to have available to it, immediately available cash funds sufficient to pay, in full, all amounts required to be paid by Parent and Merger Sub pursuant to Article V of this Agreement and otherwise to consummate the transactions contemplated by this Agreement (including the payment of all fees and expenses payable by Parent and Merger Sub in respect thereof).

7.10.    Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not, prior to the Closing Date, have incurred, directly or indirectly, through any Subsidiary or otherwise, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any Contracts with any Person.

7.11.    DGCL Section 203. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company as such terms are defined in Section 203 of the DGCL.

7.12.    Ownership of Shares. Neither Parent nor Merger Sub or any of their Subsidiaries beneficially owns any Shares.

7.13.    Brokers and Finders. Neither Parent nor any of its directors or employees (including any officers) has employed any broker, finder or investment bank or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement.

7.14.    No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by Parent and Merger Sub contained in this Article VII, none of Parent, Merger Sub or any of their Representatives or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement, and Parent and Merger Sub each hereby expressly disclaims making any such other representations or warranties. With respect to the preceding sentence, the Company hereby expressly disclaims that the Company or any of its respective Affiliates or Representatives has relied on or are relying on any representations or warranties regarding Parent or Merger Sub, other than the representations and warranties of Parent or Merger Sub contained in this Article VII, and the Company hereby further acknowledges that none of Parent, Merger Sub, any of their Representatives or any other Person shall have or be subject to any liability to any of the Company or its Affiliates or Representatives resulting from the use of or access to any information, documents, data, instruments or materials made available to them in any physical or electronic form (including in any “virtual data room”) or pursuant to any management presentation, confidential memoranda, or otherwise, in expectation of this

Agreement, the Offer and the Merger. Notwithstanding the foregoing provisions of this Section 7.14, nothing in this Section 7.14 shall limit the Company’s remedies against Parent or Merger Sub with respect to claims against Parent, or Merger Sub for fraud or intentional or willful misrepresentation by Parent, Merger Sub or any of their Affiliates in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement.

ARTICLE VIII

Covenants

8.1.    Interim Operations.

(a)    The Company shall, from and after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, with such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly required by this Agreement or as required by applicable Law, conduct its business in the Ordinary Course of Business and, to the extent consistent therewith, shall use reasonable best efforts to, preserve its business organization intact and maintain satisfactory relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its present employees and agents. Without limiting the generality of and in furtherance of the foregoing sentence, from the date of this Agreement until the Effective Time, except as otherwise expressly required by this Agreement, required by applicable Law, required by the express terms of any Company Material Contract made available to Parent, as approved in writing by Parent (with such approval not to be unreasonably withheld, conditioned or delayed) or set forth in the corresponding subsection of Section 8.1(a) of the Company Disclosure Letter, the Company shall not:

(i)    adopt or propose any change in its Organizational Documents;

(ii)    form, incorporate or organize any Subsidiaries;

(iii)    merge or consolidate the Company with any other Person or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iv)    acquire assets from any other Person, other than acquisitions of goods in the Ordinary Course of Business or assets valuing less than $100,000 individually or $250,000 in the aggregate;

(v)    issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, Encumber, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of capital stock of the Company, securities convertible or exchangeable into or exercisable for any such shares of capital stock, or any options, warrants or other rights of any kind to acquire any such shares of capital stock or such convertible or exchangeable securities (other than (A) the Support Agreement and (B) the issuance of shares of capital stock in respect of Company Equity Awards outstanding as of the date of this Agreement or issued after the date of this Agreement in accordance with Section 8.1(a)(xxiv), in each case in accordance with their terms and, as applicable, the Incentive Plans as in effect on the date of this Agreement;

(vi)    enter into any Contracts or other arrangements between the Company, on the one hand, and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares or shares of common stock of any of their respective Affiliates, on the other hand, except for compensatory arrangements consistent with Section 8.1(a)(xxiv) or entered into in the Ordinary Course of Business with Company Employees consistent with Section 8.1(a)(xxiv) and transactions with Parent or its Affiliates;

(vii)    create or incur any Encumbrance that is not incurred in the Ordinary Course of Business on any assets of the Company;

(viii)    make any loans, advances, guarantees or capital contributions in excess of $50,000 to or investments in any Person;

(ix)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (including with respect to the Company, for the avoidance of doubt, Shares);

(x)    reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(xi)    incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) in excess of $50,000;

(xii)    enter into any Contract that would have been a Company Material Contract had it been entered into prior to this Agreement, other than Contracts entered into in the Ordinary Course of Business with payment obligations not to exceed $100,000;

(xiii)    other than with respect to Company Material Contracts related to Indebtedness, which shall be governed by Section 8.1(a)(xi), terminate or amend, modify, supplement or waive in any material respect, or assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Company Material Contract, except for (x) expirations of any such Contract in the Ordinary Course of Business and in accordance with the terms of such Contract with no further action by the Company or other party to such Contract, except for any ministerial actions, (y) non-exclusive licenses under Intellectual Property Rights owned or purported to be owned by the Company, in each case, granted in the Ordinary Course of Business or (z) terminations, amendments, modifications, assignments, conveyances, transfers or expirations where, concurrent therewith, the Company enters into a replacement Contract providing substantially similar property, products or services on substantially similar terms;

(xiv)    cancel, modify or waive any debts or claims held by the Company in excess of $100,000 or waive any material rights;

(xv)    except as expressly provided for by Section 8.11, amend, modify, terminate, cancel or let lapse an Insurance Policy, unless simultaneous with such termination, cancellation or lapse, replacement self-insurance programs are established by the Company or replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing are in full force and effect, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed Insurance Policies for substantially similar premiums, as applicable, as in effect as of the date of this Agreement;

(xvi)    other than with respect to Transaction Litigation, which shall be governed by Section 8.15, and settlement of trade accounts payable in the Ordinary Course of Business, settle or compromise any Proceeding for an amount in excess of $100,000 individually or $250,000 in the aggregate;

(xvii)    make any changes with respect to the legal structure of the Company or to their accounting policies or procedures, except as required by changes in applicable Law or GAAP;

(xviii)    enter into any line of business in any geographic area other than the existing lines of business of the Company and lines of products and services reasonably ancillary to any existing line of business, in any geographic area for which a License (if one is required) authorizing the conduct of such business, product or service in such geographic area is held by it, or, except as currently conducted, engage in the conduct of any business in any jurisdiction that would require the receipt or transfer of any License issued by any Governmental Entity;

(xix)    make any material changes to the existing lines of business of the Company or adopt or make any material modifications to the Company’s strategic plan;

(xx)    make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund or take any action which would be reasonably expected to result in an increase in the Tax liability of the Company, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of Parent or its Affiliates;

(xxi)    transfer, sell, lease, divest, cancel, allow to lapse or expire, or otherwise dispose of or transfer, or permit or suffer to exist the creation of any Encumbrance upon, any material assets (tangible or intangible, including any Intellectual Property Rights), Licenses, product lines or businesses of the Company, except in connection with services provided in the Ordinary Course of Business or sales of obsolete assets;

(xxii)    cancel, abandon or otherwise allow to lapse or expire any Company Intellectual Property Rights, except in the Ordinary Course of Business with respect to Intellectual Property Rights that are not material to any business of the Company;

(xxiii)    amend or fail to comply with the Privacy and Security Policies, or alter the operation or security of any IT Assets owned, used or held for use in the operation of the Company’s business, in each case, in a manner that would be less protective of any IT Assets, Personal Information or any other confidential or proprietary information that is in the Company’s possession or control, including any information stored on or processed by such IT Assets;

(xxiv)    except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement and set forth in Section 8.1(a)(xxiv) of the Company Disclosure Letter, (A) increase in any manner the compensation or fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement, except in connection with annual renewals or as required to comply with applicable Law, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (D) except as provided on Section 5.3(a)(i) of the Company Disclosure Letter, take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or make any extensions of credit in the form of a personal loan to any Company Employee (other than routine travel advances issued in the Ordinary Course of Business), (G) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees and target cash bonus opportunity in excess of $100,000 or (H) terminate the employment of any executive officer other than for cause;

(xxv)    become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization;

(xxvi)    fail to maintain policies and procedures designed to ensure compliance with the FCPA and Other Anti-Bribery Laws;

(xxvii)    fail to maintain policies and procedures designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which the Company operates or is otherwise subject to jurisdiction;

(xxviii)    take any action or fail to take any action that is reasonably expected to result in any of the conditions to the Merger set forth in Article IX not being satisfied; or

(xxix)    agree, authorize or commit to do any of the foregoing.

(b)    Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time.

8.2.    Acquisition Proposals; Change of Recommendation.

(a)    No Solicitation. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, except as expressly permitted by this Section 8.2, the Company shall not, and shall direct or instruct its Representatives not to, directly or indirectly:

(i)    initiate, solicit, propose or knowingly encourage or otherwise knowingly facilitate any inquiry or the making of any proposal or offer that constitutes or, would reasonably be likely to lead to, an Acquisition Proposal;

(ii)    engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than, in response to an unsolicited inquiry, to ascertain facts from the Person making such Acquisition Proposal for the sole purpose of clarifying the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or would reasonably be likely to lead to, a Superior Proposal and to inform any Person who has made any inquiry with respect to, or who has made, an Acquisition Proposal of the provisions of this Section 8.2);

(iii)    provide any information or data concerning the Company or access to the Company’s properties, books and records to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be likely to lead to an Acquisition Proposal;

(iv)    enter into any Alternative Acquisition Agreement;

(v)    take any action to exempt any third party from the restrictions on “business combinations” or acquisitions or voting of Common Stock under any applicable Takeover Statute or otherwise cause such restrictions not to apply;

(vi)    except where the Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties, grant any waiver, amendment or release under any standstill or confidentiality agreement concerning an Acquisition Proposal; or

(vii)    agree, authorize or commit to do any of the foregoing.

(b)    Window Shop Exceptions. Notwithstanding anything to the contrary set forth in Section 8.2(a), but subject to the provisions of Section 8.2(c), prior to the Offer Closing, in response to an unsolicited, bona fide written Acquisition Proposal, the Company (through the Board and its Representatives) may:

(i)    provide Company and other information and data concerning the Company and access to the Company’s properties, books and records in response to a request to the Person who made such Acquisition Proposal; provided that such information or data has previously been made available to Parent or its Representatives, or if not previously made available to Parent or its Representatives, such information or data is made available to Parent not later than 24 hours after the time such information and data is made available to such Person, and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive to the other party than the terms in the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement need not contain any “standstill” or other similar provisions, and provided that such confidentiality agreement shall not include any restrictions that could reasonably be expected to restrain the Company from satisfying its information and Parent notification obligations contemplated by Section 8.2(c)) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and

(ii)    engage or otherwise participate in any discussions or negotiations with any such Person regarding such unsolicited, bona fide written Acquisition Proposal (including to request from such Person or its Representatives clarification of the terms and conditions of such Acquisition Proposal to the extent necessary for the Board and its Representatives to become fully informed with respect to such proposed terms and conditions), if, and only if, prior to taking any action described in clause (i) or clause (ii) of this Section 8.2(b), the Board determines in good faith, after consultation with outside legal counsel, that (A) based on the information then available and after consultation with its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or is likely to lead to a Superior Proposal and (B) based on the information then available, including the terms and conditions of such Acquisition Proposal and those of this Agreement, the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)    Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within 48 hours) give notice to Parent of (i) any Acquisition Proposal or any inquiries, proposals or offers that would reasonably be likely to lead to an Acquisition Proposal received by the Company or the Board (or its Representatives), (ii) any request for non-public information or data concerning the Company or access to the Company’s properties, books or records in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be likely to lead to an Acquisition Proposal received by the Company, the Board (or its Representatives), setting forth in such notice, to the extent not theretofore publicly disclosed or previously disclosed to Parent, the name of the applicable Persons who made the Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal or inquiry, proposal or offer and the request for the information or data (including, if applicable, correct and complete copies of any written Acquisition Proposals and other proposed transaction documentation (or where no written proposed transaction documentation have been provided to the Company, a reasonably detailed written summary of the proposed transaction terms then-known by the Company or Board), and thereafter shall keep Parent reasonably informed, on a prompt basis (but, in any event, within 24 hours of any substantive development or change in status) of the status and terms and conditions of any such Acquisition Proposals, inquiries, proposals or offers, or information requests (including any amendments or supplements thereto) and the status of any such substantive developments or discussions, or negotiations, and (B) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent by or provided to the Company or the Board (or their Representatives) from any Person that describes any of the terms or conditions of any

Acquisition Proposal. Parent shall promptly (but, in any event, within 48 hours) give notice and copies to the Board of all communications and documentation relating to any Acquisition Proposal Parent receives in its capacity as a stockholder of the Company to the extent any such Acquisition Proposal or communications or documentation in respect thereof has not previously been delivered or made available to the Board or is not publicly available.

(d)    Change of Recommendation Permitted in Certain Circumstances.

(i)    Except as permitted by Section 8.2(d)(ii) and Section 8.2(e), none of the Board or any committee of the Board shall:

(A)    withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation, in a manner adverse to Parent;

(B)    fail to include the Company Recommendation in the Schedule 14D-9;

(C)    at any time following public announcement of an Acquisition Proposal (other than a tender offer or exchange offer as contemplated by clause (D) below that has been publicly disclosed), fail to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so from the Parent;

(D)    fail to recommend rejection (pursuant to Rule 14e-2(a)(1) under the Exchange Act and under cover of Schedule 14D-9 filed by the Company with the SEC) of any tender offer or exchange offer for outstanding Shares that has been commenced by any Person (other than by Parent or an Affiliate of Parent) pursuant to Rule 14d-2 under the Exchange Act on or prior to the tenth (10th) Business Day after such commencement;

(E)    approve, authorize or recommend or publicly declare advisable any Acquisition Proposal or other proposal that would be reasonably likely to lead to an Acquisition Proposal or any Alternative Acquisition Agreement; or

(F)    agree, authorize or commit to do any of the foregoing (any action described in clauses (A) through (E) of this Section 8.2(d)(i) being referred to as a “Change of Recommendation”).

(ii)    Notwithstanding anything to the contrary set forth in this Section 8.2(d) or elsewhere in this Agreement, at any time prior to the Offer Closing, the Board may make a Change of Recommendation and terminate this Agreement pursuant to Section 10.3(b) if: (A) an unsolicited, bona fide written Acquisition Proposal that was not obtained in breach of Section 8.2 is received by the Company and has not been withdrawn, and (B) the Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that (x) a Change of Recommendation and termination by the Company of Agreement pursuant to Section 10.3(b) may not be made unless and until the Company has given Parent written notice that the Board intends to make a Change of Recommendation together with a reasonably detailed description of the Superior Proposal (it being hereby acknowledged and agreed that the provision to Parent of all proposed definitive transaction documentation providing for such Superior Proposal shall be deemed to satisfy such description requirement pursuant to this Section 8.2(d)(i)) at least four (4) Business Days in advance of making a Change of Recommendation (the “Superior Proposal Notice Period”), which notice shall also comply with the provisions of Section 8.2(c); (y) during the pendency of the Superior Proposal Notice Period, if requested by Parent, the Board shall, and shall authorize and instruct its Representatives to, negotiate in good faith with Parent and its Representatives to revise this Agreement (in the form of a proposed binding amendment to this Agreement) to enable the Board to determine in good faith, after consultation with its outside legal counsel and its financial advisor, that after giving effect to the modifications contemplated by such proposed amendment, such Acquisition Proposal would no longer constitute a Superior Proposal; and (z) at the expiration of the Superior Proposal Notice Period, the Board, after having taken into account the modifications to this Agreement proposed by Parent in the manner and form described in clause (y) above, shall have determined in good faith, after consultation with outside legal counsel and its financial advisor, that a failure to make a Change of Recommendation and to terminate this Agreement pursuant to Section 10.3(b) and to abandon the Merger would be inconsistent with the fiduciary duties of the Company’s directors constituting the Board under applicable Law (it being understood that any revisions to the financial terms of, or any material revisions to any of the other substantive terms of, any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 8.2(c) and this Section 8.2(d)(ii), including for purposes of commencing a new Superior Proposal Notice Period, except that subsequent to the initial Superior Proposal Notice Period, the subsequent Superior Proposal Notice Period shall be reduced to two (2) Business Days).

(iii)    Notwithstanding anything to the contrary in this Section 8.2(d) or elsewhere in this Agreement, at any time prior to the Offer Closing, the Board may make a Change of Recommendation and terminate this Agreement pursuant to Section 10.3(b) if (A) an Intervening Event shall have occurred and be continuing and (B) the Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that the failure to make a Change of Recommendation as a result of such Intervening Event would be inconsistent with the fiduciary duties of the Company’s directors constituting the Board under applicable Law; provided, however, that (x) a Change of Recommendation and termination by the Company of this Agreement pursuant to Section 10.3(b) may not be made unless and until the Company has given Parent written notice that the Board intends to make a Change of Recommendation together with a reasonably detailed description of the nature of the Intervening Event that has occurred and is continuing, at least four Business Days in advance of making a Change of Recommendation (the “Intervening Event Notice Period”), which notice shall also comply with the provisions of Section 8.2(c); (y) during the pendency of the Intervening Event Notice Period, if requested by Parent, the Board shall, and shall authorize and instruct its Representatives to, negotiate in good faith with Parent and its Representatives, to revise this Agreement (in the form of a proposed binding amendment to this Agreement) to enable the Board to determine in good faith, after consultation with its outside legal counsel and financial advisor that, after giving effect to the modifications contemplated by such proposed amendment, the failure of the Board to make a Change of Recommendation and to terminate this Agreement pursuant to Section 10.3(b), would be inconsistent with the fiduciary duties of the Company’s directors constituting the Board under applicable Law; and (z) at the expiration of the Intervening Event Notice Period, the Board, after having taken into account the modifications to this Agreement proposed by Parent in the manner and form described in clause (y) above, shall have determined in good faith, after consultation with outside counsel, that a failure to make a Change of Recommendation and to terminate this Agreement pursuant to Section 10.3(b) and to abandon the Merger would be inconsistent with the fiduciary duties of the Company’s directors constituting the Board under applicable Law.

(e)    Certain Permitted Disclosure. Nothing set forth in this Section 8.2 or elsewhere in this Agreement shall prohibit the Company from (i) making any disclosure to the holders of Common Stock if the Board determines in good faith, after consultation with its outside legal counsel, that the failure to make any such disclosure would be inconsistent with the fiduciary duties of the Company’s directors constituting the Board under applicable Law, (ii) disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A under the Exchange Act, or (iii) making any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act. For the avoidance of any doubt, notwithstanding any provision of this Agreement, a factually accurate public or other statement or disclosure made by the Company (including in response to any unsolicited inquiry, proposal or offer made by any Person to the Company not in violation of Section 8.2(a)) that describes the existence and operation of the terms and provisions of this Section 8.2 shall not, in itself, constitute a Change of Recommendation for any purpose of this Agreement, provided that if any disclosure of communications of the type described in clauses (i) and (ii) of this Section 8.2(e) fail to expressly reaffirm therein the Company Recommendation, if required by the DGCL, such disclosure or communication shall constitute a Change of Recommendation for the purposes of this Agreement.

(f)    Existing Discussions. The Company (i) has, as of the date hereof, ceased and caused to be terminated any activities, solicitations, discussions and negotiations with any Person conducted prior to the date hereof with respect to any Acquisition Proposal, or proposal that would reasonably be likely to lead to an Acquisition Proposal, and (ii) shall promptly (but in any event within 24 hours of the execution and delivery of this Agreement) (A) deliver a written notice to each such Person (1) providing that the Company is ending all discussions and negotiations with such Person with respect to any potential transaction and (2) if such Person has executed a confidentiality agreement, requesting the prompt return or destruction of all confidential information concerning the Company pursuant to the terms of such agreement, and (B) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g)    Anti-Takeover and Standstill Provisions. From the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article X and the Effective Time, the Company shall not take any action to exempt any Person (other than Parent and Merger Sub) from the restrictions, prohibitions and provisions of any Takeover Statute or to terminate, amend or otherwise modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided that irrespective of the foregoing, the Company shall be permitted to exempt any such Person from the restrictions, prohibitions and provisions of any Takeover Statute and to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such confidentiality, “standstill” or similar agreement if the Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company’s directors constituting the Board under applicable Law.

8.3.    Approval of Sole Stockholder of Merger Sub.

As promptly as practicable after the execution and delivery of this Agreement, Parent (in its capacity as Merger Sub’s sole stockholder) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent or similar binding authorization approving Merger Sub’s execution and delivery of this Agreement and the consummation by Merger Sub of the transactions contemplated by this Agreement.

8.4.    Governmental Approvals.

(a)    Except to the extent a different standard of efforts has been expressly agreed to and set forth in any provision of this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including preparing and filing as promptly as practicable after the date of this Agreement documentation to effect all necessary notices, reports, consents, registrations, approvals, permits, authorizations, expirations of waiting periods and other filings to be made with any Governmental Entity and to obtain as promptly as practicable after the date of this Agreement all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity, including the Governmental Approvals, in order to consummate the transactions contemplated by this Agreement.

(b)    Notwithstanding anything to the contrary set forth in this Agreement:

(i)    in no event shall (1) any Party or any of its Affiliates be required to agree to any term, condition, liability, obligation, requirement, limitation, qualification, remedy, commitment, sanction or other action imposed, required or requested by a Governmental Entity in connection with its grant of any consent, registration, approval, permit or authorization, including the Governmental Approvals, necessary or advisable in order to consummate the transactions contemplated by this Agreement to be obtained from any Governmental Entity that is not conditioned upon the consummation of the transactions contemplated by this Agreement or (2) the Company or any of its Affiliates agree to any term, condition, liability, obligation, requirement, limitation, qualification, remedy, commitment, sanction or other action in connection with the obtaining of any such consent, registration, approval, permit or authorization necessary that is not conditioned upon the consummation of the transactions contemplated by this Agreement without the prior written consent of Parent and subject to Section 8.4(b)(ii); and

(ii)    the Parties hereby acknowledge and agree that neither this Section 8.4 nor the “reasonable best efforts” standard shall require, or be construed to require, Parent or any of its Affiliates, (1) to resist, vacate, limit, reverse, suspend or prevent, through litigation, any actual, anticipated or threatened Order seeking to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the transactions contemplated by this Agreement or (2) in order to obtain any consent, registration, approval, permit or authorization, including the Governmental Approvals, necessary or advisable in order to consummate the transactions contemplated by this Agreement to be obtained from any Governmental Entity, to agree to any term, condition, liability, obligation, requirement, limitation, qualification, remedy, commitment, sanction or other action that would be reasonably likely to have a material adverse effect on the anticipated benefits to Parent and its Affiliates of the transactions contemplated by this Agreement; provided that Parent may compel the Company to agree to any such term or condition or take any such actions (or agree to take such actions) so long as the effectiveness of such term or condition or action is conditioned upon the consummation of the Merger.

(c)    Cooperation. Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, any of their respective Affiliates and any of their respective Representatives, that appears in any filing made with, or written materials submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its or its Subsidiaries’ Representatives to participate in any discussions or meetings with any Governmental Entity in respect of any documentation to effect all necessary notices, reports, consents, registrations, approvals, permits, authorizations, expirations of waiting periods and other filings or any investigation or other inquiry relating thereto or to the transactions contemplated by this Agreement unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate. Each of the Company and Parent, as applicable, shall (and shall cause their respective Affiliates to) promptly provide or cause to be provided to each Governmental Entity of non-privileged or protected information and documents reasonably requested by any Governmental Entity or that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement.

8.5.    Status and Notifications.

(a)    The Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated by this Agreement and shall, as promptly as practicable, (i) notify the other of any notices or communication from or with any Governmental Entity concerning the transactions, (ii) furnish the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of its Affiliates from any third party, including any Governmental Entity, with respect to such transactions, and (iii) furnish the other with all information as may be necessary or advisable to effect such notices and communications. The Company and Parent shall give prompt notice to each other of any events, changes, developments, circumstances or facts that individually or in the aggregate, has had or would reasonably be expected to (x) in the case of the Company, have a Material Adverse Effect, (y) in the case of Parent, have a Parent Material Adverse Effect, or (z) in the case of either the Company or Parent, result in any non-compliance or violation of any of the respective representations, warranties or covenants of the Company, Parent or Merger Sub, as applicable, set forth in this Agreement, to the extent that any such non-compliance or violation would reasonably be expected to result in a failure of any of the conditions set forth in Section 9.1 or Exhibit A, as applicable.

8.6.    Third-Party Consents and Encumbrance Terminations.

(a)    The Company shall use its, commercially reasonable efforts to take or cause to be taken all actions reasonably necessary and proper or advisable on its part under this Agreement and applicable Law to give and obtain as promptly as practicable following the date of this Agreement all notices, acknowledgments, waivers, consents, amendments or other modification required under any Company Material Contract to which the Company is bound (the “Third-Party Consents”), and in connection therewith the Company shall not make any consent or similar payment in excess of $100,000, amend, modify or supplement such Contract in any material respect without the prior consent of the Parent (with such consent not to be unreasonably withheld, conditioned or delayed).

(b)    The Company shall use its commercially reasonable efforts to take or cause to be taken all actions reasonably necessary and proper or advisable on its part under this Agreement and applicable Law to obtain as promptly as practicable following the date of this Agreement, in a form reasonably acceptable to Parent, the confirmatory release and termination of each of the Encumbrances set forth on Section 8.6(b)(i) of the Company Disclosure Letter and to file with the appropriate Governmental Entities all such confirmatory releases and terminations, as well as the releases and terminations of Encumbrances set forth on Section 8.6(b)(ii) of the Company Disclosure Letter.

8.7.    Information and Access.

(a)    The Company shall, upon reasonable prior notice, afford Parent and its Representatives reasonable access throughout the period prior to the Effective Time but during normal business hours, to the Company Employees, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall furnish promptly to Parent all other information and documents (to the extent not publicly available) concerning or regarding its businesses, properties and assets (including Intellectual Property Rights) and personnel as may reasonably be requested by Parent; provided, however, that subject to compliance with the obligations set forth in Section 8.7(b), the Company shall not be required to provide such access or furnish such information and documents to the extent it reasonably determines in good faith, after consultation with the Company’s outside counsel, that doing so would be reasonably likely to (i) result in a violation of applicable Law or (ii) waive the attorney-client privilege or similar protections.

(b)    In the event that the Company objects to any request submitted pursuant to Section 8.7(a) on the basis of one or more of the matters set forth in Section 8.7(a), it must do so by providing Parent, in reasonable detail, the nature of what is being withheld and the reasons and reasonable support therefor, and prior to preventing such access or withholding such information or documents from Parent and its Representatives, the Company shall cooperate with Parent to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in Section 8.7(a), including using reasonable best efforts to take such actions and implement appropriate and mutually agreeable measures to permit such access, including through appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures.

(c)    No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 8.7 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement.

8.8.    Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions necessary or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, but in any event no more than ten (10) days after the Effective Time and the Surviving Corporation shall file with the SEC (a) a Form 25 on or as promptly as practicable following the Closing Date and (b) a Form 15 on the first (1st) Business Day that is at least ten (10) days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”).

8.9.    Publicity. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release. Subject to 8.2(d)(ii), and unless and until a Change of Recommendation has occurred and has not been rescinded, Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Nothing in this Section 8.9 shall limit the ability of any party hereto to make internal announcements to their respective employees in accordance with Section 8.10(d) that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

8.10.    Employee Benefits.

(a)    During the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, Parent agrees that Parent or one of its Affiliates shall provide (1) each Continuing Employee with an annual base salary or base wage rate and incentive compensation opportunity (but not including equity compensation) that is no less than that provided to such Continuing Employee prior to the Effective Time to such Continuing Employee, and (2) the Continuing Employees with retirement and welfare benefits under the Company Benefit Plan in effect prior to the Effective Time, subject to normal changes made in connection with annual renewals.

(b)    At such time as coverage for Continuing Employees shall be changed from the Company Plans to the plans of Parent or its Affiliates, Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of vesting, benefit accrual and eligibility to participate under each applicable plan of Parent or its Affiliate, as if such service had been performed with Parent, except for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c)    Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended its employee benefit plans and arrangements to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation explicitly authorizes such participation and (ii) cause the Company 401(k) Plan to be terminated effective no later than the day immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that appropriate action of the Board has been taken (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.

(d)    Prior to making any written or oral communications to Company Employees generally pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement (but not including communications between Company Employees in connection with the negotiation of this Agreement or in connection with development of the written or oral communication to be provided generally to Company Employees), the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(e)    Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan or plan of Parent or its Affiliates, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any Company Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which any of them may maintain.

8.11.    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, to the fullest extent permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, the Surviving Corporation shall indemnify and hold harmless the Indemnified Parties from and against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with, arising out of or otherwise related to any Proceeding with respect to matters existing or occurring at or prior to the Effective Time (including any Transaction Litigation) arising out of or otherwise related to the fact that the Indemnified Party is or was an officer or director of the Company, whether asserted or claimed prior to, at or after the Effective Time, and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication from which no further appeal is taken that such person is not entitled to indemnification.

(b)    Prior to the Effective Time, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for all “run off” or “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, for a claims reporting or discovery period of the Tail Period from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including, without any Transaction Litigation). If the Surviving Corporation for any reason fails to obtain such “run off” or “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the annual cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount

(c)    During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company or any indemnification agreement between such Indemnified Party and the Company, in each case, as in effect on the date of this Agreement, shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(d)    If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 8.11.

(e)    The provisions of this Section 8.11 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 8.11, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(f)    The rights of the Indemnified Parties under this Section 8.11 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waiver or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company for any of its directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 8.11 is not prior to or in substitution of any such claims under such policies).

8.12.    Takeover Statutes. If any Takeover Statute is or may become applicable to the acquisition of Shares pursuant to the Offer, the Merger, the other transactions contemplated by this Agreement, each of Parent, Merger Sub or the Company, the respective members of their boards of directors and the Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and shall use their reasonable best efforts to otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

8.13.    Section 16 Matters. The Company, and the Board (or a duly formed committee thereof consisting of non-employee directors, as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

8.14.    Rule 14d-10(d) Matters. Prior to the Offer Closing, the Company (acting through the compensation committee of the Board) shall take all such steps as may be required to cause each agreement, arrangement, or understanding entered into by the Company or a Subsidiary of the Company on or after the date hereof with any of its officers, directors, or employees pursuant to which consideration is paid to such officer, director, or employee to be approved as an “employment compensation, severance, or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

8.15.    Transaction Litigation. In the event that any stockholder litigation (whether asserted derivatively in the name and right of the Company, directly by any holder of Shares, in the nature of a class action, or otherwise) arising out of or in connection with to the transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company, the officers of the Company, or any members of the Board from and following the date of this Agreement and prior to the Effective Time (such litigation, “Transaction Litigation”), the Company shall as promptly as practicable notify Parent of such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense and/or settlement of any Transaction Litigation and shall consider in good faith Parent’s and its outside legal counsel’s advice with respect to such Transaction Litigation unless the Company determines in good faith, after consultation with its outside counsel, that there may be certain defenses available to it and/or to one or more of the Company’s officers or directors that are different from or in addition to the defenses available to Parent and its Affiliates such that it would not be appropriate for all such defendants to participate jointly in the defense of such Transaction Litigation or to be represented jointly by the same legal counsel in such Transaction Litigation; provided that the Company shall not settle or agree to settle any Transaction Litigation without prior written consent of Parent.

ARTICLE IX

Conditions

9.1.    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)    No Legal Prohibition. No Order or Law (whether temporary, preliminary or permanent) shall be in effect which enjoins, prevents or otherwise prohibits, restrains or makes unlawful the consummation of the Merger and the other transactions contemplated by this Agreement.

(b)    Purchase of Common Stock in the Offer. Merger Sub shall have previously accepted for payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Merger Sub pursuant to this Agreement).

ARTICLE X

Termination

10.1.    Termination by Mutual Written Consent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent by action of the Board and the Parent board of directors.

10.2.    Termination by Either Parent or the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, by action of either the Board or the Parent board of directors if:

(a)    the Offering Closing shall not have been consummated by 5:00 p.m. (New York time) on the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 10.2(a) shall not be available to any party (if the Offering Closing has occurred or (ii) that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Offering Closing; or

(b)    any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to any party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the issuance of such Order.

10.3.    Termination by the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by the Board:

(a)    if, prior to the Offer Closing, Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants, or other agreements set forth in this Agreement and in each case such breach or failure to perform: (i) is incapable of being cured by the Outside Date or, if curable, has not been cured within twenty (20) Business Days after receipt of written notice thereof from the Company; and (ii) in any way would reasonably be expected to prevent, materially impede, or materially delay the consummation by Parent or Merger Sub of the Offer, the Merger, or the other transactions contemplated hereby); provided, that the Company shall have given Parent at least 30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 10.3(a); provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.3(a) if (A) the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured; or

(b)    prior to the Offering Closing, following a Change of Recommendation, but only if (i) the Company is not then in material breach of Section 8.2 of this Agreement and (ii) the Change of Recommendation occurred pursuant to and in accordance with the terms and conditions of Section 8.2(d)(ii) or Section 8.2(d)(iii).

(c)    if: (i) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Offer Closing) have been satisfied or waived as of the Expiration Time, and Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer when otherwise required to do so in accordance with the terms of this Agreement (unless such failure shall have been caused by or resulted from the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in this Agreement); (ii) thereafter, the Company has irrevocably confirmed in writing to Parent that the Company is ready, willing, and able to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement; and (iii) Merger Sub fails to consummate the Offer within three (3) Business Days after such irrevocable confirmation; provided, that notwithstanding anything in Section 10.2(a) to the contrary, the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.2(a) during such three (3) Business Day period.

10.4.    Termination by Parent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by Parent:

(a)    if, prior to the Offer Closing, the Company shall have breached or failed to perform any its representations, warranties, covenants, or other agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a conditions set forth in Paragraphs (d) and (e) of Exhibit A (and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within 20 Business Days after its receipt of written notice thereof from Parent); provided, that Parent shall have given the Company at least 30 days written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 10.4(a); provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.4(a) if Parent or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured; or

(b)    following a Change of Recommendation.

10.5.    Effect of Termination and Abandonment.

(a)    Except to the extent provided in Section 10.5(b), in the event of termination of this Agreement pursuant to this Article X, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or any of its Representatives or Affiliates); provided, however, (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any knowing and intentional breach of this Agreement and (ii) the provisions set forth in this Section 10.5 and the second sentence of Section 11.1 shall survive the termination of this Agreement.

(b)    In the event that this Agreement is terminated:

(i)    by either the Company or Parent pursuant to Section 10.2(a), and:

(A)    prior to such termination, any Person shall have made and publicly announced an Acquisition Proposal (whether or not conditional) and such Acquisition Proposal shall not have been publicly withdrawn prior to the date of termination (a “Qualifying Acquisition Proposal”); provided that for purposes of this Section 10.5(b)(i)(A) and Section 10.5(b)(i)(B) all references to 25% in the definition of “Acquisition Proposal” shall be deemed to be references to a “majority” of the outstanding Common Stock, and

(B)    within 12 months after such termination, the Company shall have entered into, the transactions contemplated by, an Alternative Acquisition Agreement with respect to the Qualifying Acquisition Proposal and such transaction is subsequently consummated, then on the date the transactions contemplated by such Alternative Acquisition Agreement are consummated,

(ii)    by Parent pursuant to Section 10.4(b) as a result of a Change of Recommendation made in accordance with Section 8.2(d)(ii), then promptly, but in no event later than two Business Days after the date of such termination, or

(iii)    by the Company pursuant to Section 10.3(b) as a result of a Change of Recommendation made in accordance with Section 8.2(d)(ii), then immediately prior to or concurrently with such termination, the Company shall pay to Parent a termination fee equal to $900,000 (the “Superior Proposal Termination Fee”), which payment shall be made to Parent by wire transfer of immediately available cash funds.

(c)    In the event that this Agreement is terminated:

(i)    by Parent pursuant to Section 10.4(b) as a result of a Change of Recommendation made in accordance with Section 8.2(d)(iii), then promptly, but in no event later than two Business Days after the date of such termination, or

(ii)    by the Company pursuant to Section 10.3(b) as a result of a Change of Recommendation made in accordance with Section 8.2(d)(iii), then immediately prior to or concurrently with such termination, the Company shall pay to Parent a termination fee equal to the documented, out-of-pocket expenses of Parent incurred in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $400,000 (the “Intervening Event Termination Fee”), which payment shall be made to Parent by wire transfer of immediately available cash funds.

(d)    In no event shall the Company be required to pay both the Superior Proposal Termination Fee and the Intervening Event Termination Fee, or pay either the Superior Proposal Termination Fee or the Intervening Event Termination Fee on more than one occasion.

(e)    The parties acknowledge that the agreements set forth in this Section 10.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay the Superior Proposal Termination Fee or the Intervening Event Termination Fee due pursuant to this Section 10.5, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the Superior Proposal Termination Fee or the Intervening Event Termination Fee or any portion thereof, the Company shall pay to Parent and Merger Sub their out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Superior Proposal Termination Fee or the Intervening Event Termination Fee, as applicable, at the prime rate as published by The Wall Street Journal in effect on the date the payment thereof was required to be made from the date such fee was required to be paid through the date of payment. No payment of the Superior Proposal Termination Fee or the Intervening Event Termination Fee pursuant to this Section 10.5 shall relieve any party to this Agreement of any liability or damages to the other party hereto resulting from any knowing and intentional breach of this Agreement. Notwithstanding anything to the contrary in this Agreement, except with respect to any fraud or Willful and material breach of this Agreement by the Company, the Parties hereby acknowledge that in the event that the Superior Proposal Termination Fee or Intervening Event Termination Fee becomes payable and is paid by the Company pursuant to this Section 10.5, the Superior Proposal Termination Fee or Intervening Event Termination Fee, as applicable, shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

ARTICLE XI

Miscellaneous and General

11.1.    Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 11.1 does not limit any covenants or agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time. The Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms.

11.2.    Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to another Party shall be in writing and shall be deemed to have been duly given or made on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or email at or prior to 5:30 p.m. (New York City time) on a Business Day or on the next Business Day if delivered on a day that is not a Business Day or after 5:30 p.m. (New York City time) on a Business Day, (b) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (c) upon actual receipt by the party to whom such notice is required to be given. Such communications must be sent to the respective

Parties at the following street addresses, facsimile numbers or email addresses (or at such other address or number previously made available as shall be specified in a notice given in accordance with this Section 11.2):

(A) If	to the Company, to:

CafePress Inc.

11909 Shelbyville Road

Louisville, KY 40243

Attention: Ekumene M. Lysonge, General Counsel

Telephone: (502) 995-2229

Email: elysonge@cafepress.com

with a copy to (which shall not constitute notice pursuant to this Section 11.2), to:

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304-1115

Attention: Jorge del Calvo

Christina F. Pearson

Email:jorge@pillsburylaw.com

christina.pearson@pillsburylaw.com

(B) If	to Parent or Merger Sub, to:

Snapfish, LLC. 10501 Rhode Island Avenue Beltsville, MD 20705
Attention: Jeffrey Sim, Chief Financial Officer
Telephone: (301) 595-5651
Email: jsim@snapfish-llc.com

with a copy to (which shall not constitute notice pursuant to this Section 11.2):

Arent Fox LLP
1717 K Street, NW
Washington, DC 20006
Attention:	Jeffrey E. Jordan, Esq.
Telephone:	(202) 857-6473
Facsimile:	(202) 857-6395
Email:	jeffrey.jordan@arentfox.com

11.3.    Expenses. Whether or not the Offer or the Merger is consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including all costs, fees and expenses of its Representatives, shall be paid by the party incurring such cost, fee or expense, except as otherwise expressly provided herein.

11.4.    Modification or Amendment; Waiver.

(a)    Subject to the provisions of applicable Law and the provisions of Section 8.11(c), at any time prior to or after the Offering Closing, this Agreement may be modified or amended only by an instrument in writing that is executed by each of the Parties; provided, however, that following the Offer Closing, no amendment shall be made which decreases the Merger Consideration.

(b)    The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

11.5.    Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE INTERNAL PROCEDURAL AND SUBSTANTIVE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAWS RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH LAWS, RULES AND PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)    Each of the Parties agrees that, except to the extent that a dispute concerning an agreement between the Parties other than the Merger Agreement (including the Confidentiality Agreement) is subject to the governing law or exclusive jurisdiction of another jurisdiction pursuant to the terms of such agreement: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 11.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 11.5(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE CONNECTED WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS EXPECTED TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY KNOWINGLY AND INTENTIONALLY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, DIRECTLY OR INDIRECTLY, CONNECTED WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (i) NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS SET FORTH IN THIS SECTION 11.5(c).

11.6.    Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage may be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement (including the obligation of the Parties to consummate the transactions contemplated by this Agreement and the obligation of Parent and Purchaser to pay, and the Company’s equityholders’ right to receive, the aggregate consideration payable to them pursuant to the transactions contemplated by this Agreement) and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 11.5(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

11.7.    Third-Party Beneficiaries. Except, from and after the Effective Time, for the rights of the Indemnified Parties as provided in Section 8.11, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement.

11.8.    Non-Recourse. Other than in any Proceeding for fraud or intentional or willful misrepresentation, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) in, and who have executed and delivered, this Agreement, and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, legal representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement or the transactions contemplated by this Agreement; provided, however, that nothing in this Section 11.8 shall limit any liability or other obligation of any Party for any breaches by any such Party of the terms and conditions of this Agreement.

11.9.    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 8.11, no Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties not seeking to assign any of its rights or interests or delegate any of its obligations, and any attempted or purported assignment or delegation in violation of this Section 11.9 shall be null and void; provided, however, that Parent may designate any of its Affiliates to be a constituent corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Affiliate of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Affiliate as of the date of such designation.

11.10.    Entire Agreement.

(a)    This Agreement (including Exhibits), the Company Disclosure Letter, the Parent Disclosure Letter, the Support Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such subject matter.

(b)    In the event of any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits, the Company Disclosure Letter, the Parent Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter or the Parent Disclosure Letter), the Support Agreement and the Confidentiality Agreement, on the other hand, the statements in the body of this Agreement shall control.

11.11.    Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

11.12.    Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

CAFEPRESS INC.

By:	/s/ Fred E. Durham III
Name:	Fred E. Durham III
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

SNAPFISH, LLC

By:	/s/ Jasbir Patel
Name:	Jasbir Patel
Title:	Chief Executive Officer

SNAPFISH MERGER SUB, INC.

By:	/s/ Jasbir Patel
Name:	Jasbir Patel
Title:	President

[Signature Page to Merger Agreement]

EXHIBIT A

CONDITIONS TO OFFER

Notwithstanding any other provision of the Agreement and Plan of Merger of [DATE], by and among CafePress Inc., Snapfish, LLC, and Snapfish Merger Sub, Inc., to which this Exhibit A is attached (the “Agreement”) or the Offer, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c), pay for any Common Stock validly tendered and not properly withdrawn pursuant to the Offer unless all of the following conditions have been satisfied, or waived by Parent (to the extent permitted by applicable Law), at the scheduled Expiration Time of the Offer:

(a)    Minimum Tender Condition. There being validly tendered in the Offer and not validly withdrawn prior to any then scheduled Expiration Time (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) that number of shares of Common Stock which, together with the shares beneficially owned by Parent and Merger Sub, represents at least a majority of the Common Stock then outstanding (the “Minimum Tender Condition”).

(b)    No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any Party to the Agreement shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Offer or the Merger.

(c)    Representations and Warranties. The representations and warranties of the Company:

(i)    set forth in Article VI of the Agreement (other than in Sections 6.3(a), 6.3(b) and 6.3(c), Section 6.4, Section 6.11(b), and Section 6.22) shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Expiration Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(ii)    contained in Sections 6.3(a), 6.3(b) and 6.3(c) shall be true and correct (other than de minimis inaccuracies) when made and as of immediately prior to the Expiration Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date);

(iii)    contained in Section 6.4, Section 6.11(b), and Section 6.22 of the Agreement shall be true and correct in all respects when made and as of immediately prior to the Expiration Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

Exhibit A

(d)    Performance with Covenants. The Company shall have performed in all material respects with all obligations, and complied in all material respects with the agreements and covenants, in the Agreement required to be performed by or complied with by it at or prior to the Offer Closing.

(e)    Material Adverse Effect Condition. Since the date of this Agreement, there shall not have occurred any event, change, development, circumstance, fact or effect that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)    No Termination of Agreement. The Agreement shall not have been terminated in accordance with its terms.

(g)    Officers’ Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying that the conditions set forth in Subsection (c), Subsection (d), and Subsection (e) have been satisfied.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Merger Sub to extend, terminate, or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived (to the extent permitted by Law) by Parent and Merger Sub, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Exhibit A and not defined in this Exhibit A shall have the meanings set forth in the Agreement.

EXHIBIT B

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

Exhibit B

EXHIBIT C

FORM OF AMENDED AND RESTATED BYLAWS OF THE SURVIVING CORPORATION

Exhibit C